Registration No. 333-222540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cactus, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**3533**	**35-2586106**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Cobalt Center
920 Memorial City Way, Suite 300
Houston, TX 77024
(713) 626-8800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott Bender
President and Chief Executive Officer
Cobalt Center
920 Memorial City Way, Suite 300
Houston, TX 77024
(713) 626-8800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mike Rosenwasser	**J. David Kirkland, Jr.**
Adorys Velazquez	**Andrew J. Ericksen**
Vinson & Elkins L.L.P.	**Baker Botts L.L.P.**
666 Fifth Avenue, 26th Floor	**910 Louisiana Street**
New York, NY 10103	**Houston, Texas**
(212) 237-0000	**(713) 229-1234**

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company' in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	24,642,856	$19.00	$468,214,264	$58,293

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 3,214,285 additional shares of Class A common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Includes $12,450 previously paid by the Registrant in connection with previous filings of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY , 2018

PRELIMINARY PROSPECTUS

21,428,571 Shares



Cactus, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling 21,428,571 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $16.00 and $19.00 per share. We have been authorized to list our Class A common stock on the New York Stock Exchange under the symbol "WHD."

To the extent that the underwriters sell more than 21,428,571 shares of Class A common stock, the underwriters have the option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 3,214,285 shares from us at the public offering price less the underwriting discount and commissions.

We are an "emerging growth company," as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" on page 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us(1)	$	$

(1) The underwriters will also be reimbursed for certain expenses incurred in the offering. See "Underwriting (Conflicts of Interest)" for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of our common stock to investors against payment on or about , 2018.

Citigroup   Credit Suisse

Simmons & Company International
Energy Specialists of Piper Jaffray

, 2018

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and the notes related to those financial statements appearing elsewhere in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $17.50 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Class A common stock.

Cactus Inc., the issuer in this offering, is a holding company formed to own an interest in, and act as the sole managing member of, Cactus LLC. Following this offering, Cactus Inc. will be responsible for all operational, management and administrative decisions relating to Cactus LLC's business and will consolidate the financial results of Cactus LLC and its subsidiaries. Cactus LLC is our predecessor for financial reporting purposes. Accordingly, our historical financial statements are those of Cactus LLC.

Our Company

We design, manufacture, sell and rent a range of highly-engineered wellheads and pressure control equipment. Our products are sold and rented principally for onshore unconventional oil and gas wells and are utilized during the drilling, completion (including fracturing) and production phases of our customers' wells.

Our principal products include our Cactus SafeDrill™ wellhead systems, frac stacks, zipper manifolds and production trees that we design and manufacture. Every oil and gas well requires a wellhead, which is installed at the onset of the drilling process and which remains with the well through its entire productive life. The Cactus SafeDrill™ wellhead systems employ technology traditionally associated with deepwater applications, which allows technicians to land and secure casing strings safely from the rig floor without the need to descend into the well cellar. We believe we are a market leader in the onshore application of such technology, with thousands of our products sold and installed across the United States since 2011.

During the completion phase of a well, we rent frac stacks, zipper manifolds and other high-pressure equipment that are used for well control and for managing the transmission of frac fluids and proppants during the hydraulic fracturing process. These severe service applications require robust and reliable equipment. For the subsequent production phase of a well, we sell production trees that regulate hydrocarbon production, which are installed on the wellhead after the frac tree has been removed. In addition, we provide mission-critical field services for all of our products and rental items, including 24-hour service crews to assist with the installation, maintenance and safe handling of the wellhead and pressure control equipment. Finally, we provide repair services for all of the equipment that we sell or rent.

Our primary wellhead products and pressure control equipment are developed internally. Our close relationship with our customers provides us with insight into the specific issues encountered in the drilling and completion processes, allowing us to provide them with highly tailored product and service solutions. We have achieved significant market share, as measured by the percentage of total active U.S. onshore rigs that we follow (which we define as the number of active U.S. onshore drilling rigs to which we are the primary provider of wellhead products and corresponding services during drilling), and brand name recognition with respect to our engineered products, which we believe is due to our focus on safety, reliability, cost effectiveness and time saving features. We optimize our products for pad drilling (*i.e.*, the process of drilling multiple wellbores from a single surface location) to reduce rig time and provide operators with significant efficiencies that translate to cost savings at the wellsite.

us with a reasonable approximation of our market share with respect to our wellhead products sold and the corresponding services we provide.

As of Mid-Month	Number of Active U.S. Onshore Rigs We Followed(1)	Total Number of Active U.S. Onshore Rigs(2)	Our Percentage of the Total Number of Active U.S. Onshore Rigs(3)
December 2011	15	1,931	0.8%
June 2012	47	1,899	2.5%
December 2012	75	1,729	4.3%
June 2013	100	1,694	5.9%
December 2013	119	1,703	7.0%
June 2014	158	1,780	8.9%
December 2014	179	1,820	9.8%
June 2015	119	825	14.4%
December 2015	99	684	14.5%
June 2016	68	388	17.5%
December 2016	129	601	21.5%
June 2017	220	902	24.4%
December 2017	245	909	27.0%
January 2018	249	919	27.1%

(1) The number of active U.S. onshore rigs we followed represents the approximate number of active U.S. onshore drilling rigs to which we were the primary provider of wellhead products and corresponding services during drilling, as of mid-month.

(2) Source: Baker Hughes Rig Count Data, as published on the Friday immediately preceding the 15th day of each month presented.

(3) Represents the number of active U.S. onshore rigs we followed divided by the total number of active U.S. onshore rigs, as of mid-month.

We have been expanding our market share since we began operating, including during the industry downturn that began in mid-2014. However, our financial results were burdened with significant interest expense associated with our term loan facility of $14.9 million and $15.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $19.9 million and $21.3 million for the 2016 and 2015 fiscal years, respectively, which we will not have upon completion of this offering. On a pro forma basis, after giving effect to this offering, the use of the net proceeds from this offering as described under "Use of Proceeds" and the reorganization transactions described under "Corporate Reorganization," we would have had net income of approximately $48.8 million for the nine months ended September 30, 2017 and $3.3 million for the year ended December 31, 2016.

Our Industry

Over the past decade, exploration and production ("E&P") companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America's unconventional oil and natural gas reservoirs. E&P companies utilize drilling and completion equipment and techniques, including hydraulic fracturing, that optimize cost and maximize overall production of a given well. Since the trough in the second quarter of 2016, the total number of active U.S. onshore rigs has increased by 146% as of January 12, 2018. Most industry experts are predicting a further, though less significant, increase in drilling and completions activity. In December 2017, Spears & Associates reported that the average number of U.S. wells drilled per year per horizontal rig had increased from 12 in 2011 to 22 in 2017, and the total U.S. onshore drilling rig count is expected to average 856 in 2017, 991 in 2018 and 1,051 in 2019, a material increase relative to the 2016 average of 490 rigs. Similarly, according to Spears & Associates, the total number of U.S. onshore wells drilled is expected to increase from 15,503 in 2016 to 24,225 in 2017, 28,006 in 2018 and 29,489 in 2019. Furthermore, according to Spears & Associates, spending on onshore drilling and completions in the U.S. in 2017 is expected to increase 96% from 2016, 20% from 2017 to 2018 and 9% from 2018 to 2019. In addition,

City, Louisiana with technologically advanced machining capabilities to satisfy our customers' unplanned demand and a lower cost, longer lead-time production facility in Suzhou, China that outsources its machining requirements. We believe that we are one of only five API 6A licensed manufacturers of both wellheads and gate valves with meaningful capacity in the United States. Unlike the more traditional manufacturers, our Bossier City plant uses almost exclusively 5-axis machining centers, which maximize throughput by reducing machine set-up and queue times. In addition, we have a wholly-owned production facility in China, where we address a significant portion of our forecasted product needs. Our operation in China has access to significant capacity to fill, at a lower cost, large orders of high-quality components that are less time sensitive. Importantly, we have the ability to expand or contract our lower cost production capacity in China with minimal impact on capital expenditures, as our machining requirements at this facility are outsourced. We believe this diversity and flexibility of supply will continue to allow us to cost effectively better ensure availability of products.

- *Low capital intensity consumable product business model with proven ability to generate free cash flow.* For each well drilled, we have the ability to generate revenue across our product lines. Wellheads and production trees are generally single-use products employed on every well, while pressure control equipment is usually rented during the completion phase of a well. We are capable of supplying wellhead equipment, pressure control equipment and related services for a series of wells to be drilled by a specific rig, providing us with opportunities for recurring revenues. The combination of recurring revenues and relatively low capital requirements of our business model allows us to consistently generate attractive margins and free cash flow. We had net income of $43.7 million for the nine months ended September 30, 2017 and a net loss of $9.5 million for the nine months ended September 30, 2016, and a net loss of $8.2 million for the 2016 fiscal year and net income of $21.2 million for the 2015 fiscal year. We generated Adjusted EBITDA of $77.1 million and $20.4 million for the nine months ended September 30, 2017 and 2016, respectively, and $31.9 million and $62.8 million for the 2016 and 2015 fiscal years, respectively. For the nine months ended September 30, 2017 and 2016, our Adjusted EBITDA represented 32.6% and 19.3%, respectively, of our total revenues, and for the years ended December 31, 2016 and 2015, our Adjusted EBITDA represented 20.6% and 28.4%, respectively, of our total revenues, which we believe has been a result of our focus on providing industry-leading technology and service. Since mid-2014, we have been expanding our market share, despite the downturn in the industry. However, our financial results were burdened with significant interest expense associated with our term loan facility of $14.9 million and $15.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $19.9 million and $21.3 million for the 2016 and 2015 fiscal years, respectively, which we will not have upon completion of this offering. On a pro forma basis, after giving effect to this offering, the use of the net proceeds from this offering as described under "Use of Proceeds" and the reorganization transactions described under "Corporate Reorganization," for the nine months ended September 30, 2017 and year ended December 31, 2016, we would have had net income of approximately $48.8 million and $3.3 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, please see "—Summary Historical and Pro Forma Financial Data— Non-GAAP Financial Measures."

- *Well-positioned to capitalize on the U.S. onshore unconventional oil and gas market growth.* We have 14 service centers in the United States that are strategically located in key oil and gas producing regions, enabling us to service a majority of the U.S. onshore unconventional market. We believe we are well-positioned to capitalize on the expected growth of the U.S. oil and gas market and will benefit from the projected increase in well count. As of December 2017, Spears & Associates expected total U.S. onshore wells drilled to increase by approximately 56% from 2016 to 2017, 16% from 2017 to 2018 and 5% from 2018 to 2019. Furthermore, the industry trend towards pad drilling and increased completion intensity is expected to drive greater demand for the premium equipment and services we provide.

Operating Agreement of Cactus LLC (the "Cactus Wellhead LLC Agreement") to, among other things, admit Cactus Inc. as the sole managing member of Cactus LLC.

In connection with this offering,

(a) all of the membership interests (including outstanding Class A units, Class A-1 units and Class B units) in Cactus LLC held by the Existing Owners will be converted into a single class of units in Cactus LLC, which we refer to in this prospectus as "CW Units," using an implied equity valuation for Cactus LLC prior to the offering based on the initial public offering price to the public for our Class A common stock set forth on the cover page of this prospectus and the current relative levels of ownership in Cactus LLC;

(b) Cactus Inc. will issue 21,428,571 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(c) Cactus Inc. will contribute the net proceeds of this offering to Cactus LLC in exchange for 21,428,571 CW Units;

(d) Cactus LLC will use the net proceeds of this offering that it receives from Cactus Inc. to repay the borrowings outstanding under its term loan facility and to redeem 5,950,273 CW Units from the owners thereof, as described in "Use of Proceeds";

(e) Cactus Inc. will issue and contribute a number of shares of its Class B common stock equal to the number of outstanding CW Units held by the Existing Owners following the redemption described in (d) above to Cactus LLC; and

(f) Cactus LLC will distribute to each of the Existing Owners that will continue to own CW Units following this offering, which we collectively refer to in this prospectus (along with their permitted transferees) as the "CW Unit Holders," one share of Cactus Inc.'s Class B common stock for each CW Unit such CW Unit Holder holds following the redemption described in (d) above. See "Corporate Reorganization—Offering."

Following completion of this offering, including any exercise of the underwriters' option to purchase additional shares of our Class A common stock, the total number of CW Units held by Cactus Inc. will equal the total number of shares of our Class A common stock outstanding.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

After giving effect to these transactions and the offering contemplated by this prospectus, Cactus Inc. will own an approximate 28.6% interest in Cactus LLC (or 32.9% if the underwriters' option to purchase additional shares is exercised in full) and the CW Unit Holders will own an approximate 71.4% interest in Cactus LLC (or 67.1% if the underwriters' option to purchase additional shares is exercised in full). Please see "Principal Shareholders."

Following this offering, under the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right (the "Call Right") to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election,

(x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement."

The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Tax Receivable Agreement

Cactus Inc. will enter into a Tax Receivable Agreement with certain direct and indirect owners of Cactus LLC (each such person, a "TRA Holder") in connection with this offering. This agreement generally provides for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's CW Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right, (ii) certain increases in tax basis resulting from the repayment, in connection with this offering, of borrowings outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the Tax Receivable Agreement. Cactus Inc. will retain the benefit of the remaining 15% of these cash savings. There are circumstances under which the Tax Receivable Agreement may be terminated and payments thereunder are accelerated, as discussed in more detail below.

The payment obligations under the Tax Receivable Agreement are Cactus Inc.'s obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Cactus Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Cactus Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $17.50 per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed above, would be approximately $207.8 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $291.4 million).

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable

Agreement are anticipated to commence in 2019 and to continue for 16 years after the date of the last redemption of CW Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 150 basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control.

For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Preliminary Estimate of Selected Fourth Quarter 2017 Financial Results

Although our results of operations as of and for the three months ended December 31, 2017 are not yet final, based on the information and data currently available, we estimate, on a preliminary basis, that our total revenue will be within a range of $104.0 million to $107.0 million for the three months ended December 31, 2017, as compared to $49.5 million for the three months ended December 31, 2016. Based on currently available information and data, we also estimate that our net income will be within a range of $21.6 million to $23.5 million for the three months ended December 31, 2017, as compared to net income of $1.3 million for the three months ended December 31, 2016. In addition, we estimate that Adjusted EBITDA will be within a range of $34.0 million to $35.3 million for the three months ended December 31, 2017, as compared to $11.5 million for the same period in 2016. The improved results as compared to the same period in 2016 are primarily attributable to higher revenue generated as a result of the significant increase in U.S. land activity associated with increased E&P drilling, completions and production.

EBITDA and Adjusted EBITDA Description and Reconciliation

EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before interest income, interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA minus gain on debt extinguishment.

Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income for the three months ended December 31, 2017 (estimated) and 2016 (actual) (unaudited and in thousands).

	Predecessor Three Months Ended		
	December 31, 2017 (High)	December 31, 2017 (Low)	December 31, 2016 (Actual)
Net income	$23,500	$21,600	$ 1,346
Interest income	(1)	(1)	—
Interest expense	5,200	5,400	4,964
Income tax expense	450	650	(148)
Depreciation and amortization	6,200	6,400	5,299
EBITDA	35,349	34,049	11,461
Gain on debt extinguishment	—	—	—
Adjusted EBITDA	$35,349	$34,049	$11,461

The preliminary financial information included in this registration statement has been prepared by, and is the responsibility of, Cactus Inc.'s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The preliminary financial results presented above are not a comprehensive statement of our financial results for the three months ended December 31, 2017. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three months ended December 31, 2017 are not available and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, the revenue, net income, EBITDA and Adjusted EBITDA for any particular period may not be indicative of future results. See "Cautionary Note Regarding Forward-Looking Statements."

Ownership Structure

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised).



Existing Owners(1)
Investors in this Offering
100.0% Class B Common Stock
71.4% Total Voting Power
100.0% Class A Common Stock
28.6% Total Voting Power
Cactus, Inc.
(a Delaware corporation)
(NYSE: WHD)
Sole Managing Member
21,428,571 CW Units
28.6% of CW Units
53,461,201 CW Units
71.4% of CW Units
Cactus Wellhead, LLC
(a Delaware limited liability company)
(operating subsidiary)
100%
Subsidiaries

The information above does not include shares of Class A common stock reserved for issuance pursuant to our equity incentive plan, which we plan to adopt in connection with this offering (our "LTIP").

(1) See "Corporate Reorganization" for a discussion of the interests held by the Existing Owners.

Our Principal Shareholders

Upon completion of this offering, the Existing Owners will initially own 53,461,201 CW Units and 53,461,201 shares of Class B common stock, representing approximately 71.4% of the voting power of Cactus Inc. For more information on our reorganization and the ownership of our common stock by our principal shareholders, see "Corporate Reorganization" and "Principal Shareholders."

Risk Factors

Investing in our Class A common stock involves risks associated with our business, our industry, environmental, health, safety and other regulations and other material factors. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 21 for an explanation of these risks and "Cautionary Note Regarding Forward-Looking Statements" beginning on page 43 of this prospectus before investing in our Class A common stock.

Emerging Growth Company Status

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

- provide more than two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations;

- comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); or

- obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of the:

- last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

- date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

- date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

- last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards, but we intend to irrevocably opt out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

THE OFFERING

Class A common stock offered by us . . .	21,428,571 shares (24,642,856 shares if the underwriters' option to purchase additional shares is exercised in full).
Option to purchase additional shares . . .	We have granted the underwriters a 30-day option to purchase up to an aggregate of 3,214,285 additional shares of our Class A common stock.
Class A common stock to be outstanding immediately after completion of this offering	21,428,571 shares (24,642,856 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	53,461,201 shares (50,246,916 shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), or one share for each CW Unit held by the CW Unit Holders immediately following the completion of this offering (or any exercise of such underwriters' option). Each share of Class B common stock has no economic rights but entitles its holder to one vote. When a CW Unit is redeemed pursuant to the exercise of the Redemption Right or our Call Right, a corresponding share of Class B common stock will be cancelled.
Voting Power of Class A common stock after giving effect to this offering	28.6% or (or 100% if all outstanding CW Units held by the CW Unit Holders are redeemed, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).
Voting Power of Class B common stock after giving effect to this offering	71.4% or (or 0% if all outstanding CW Units held by the CW Unit Holders are redeemed, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).
Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. See "Description of Capital Stock."

Use of proceeds	We expect to receive approximately $349.4 million of net proceeds from the sale of the Class A common stock offered by us, based upon the assumed initial public offering price of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us (or approximately $402.5 million if the underwriters' option to purchase additional shares of Class A common stock is exercised in full). Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $20.2 million (assuming no exercise of the underwriters' option to purchase additional shares).
	We intend to contribute the net proceeds of this offering to Cactus LLC in exchange for CW Units.
	We intend to cause Cactus LLC to use (i) approximately $251.0 million to repay the borrowings outstanding under its term loan facility and (ii) approximately $98.4 million to redeem CW Units from the Existing Owners.
	We intend to contribute the net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to use any such amounts to redeem additional CW Units from the Existing Owners. Please see "Use of Proceeds."
Conflicts of interest	Affiliates of Credit Suisse Securities (USA) LLC are lenders under our term loan facility. To the extent that net proceeds from this offering are applied to repay borrowings under our term loan facility, such affiliates will receive proceeds of this offering through the repayment of those borrowings. See "Underwriting (Conflicts of Interest)."
Redemption rights of CW Unit Holders	Under the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to

conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement."

Tax Receivable Agreement . . . .   In connection with this offering, we will enter into a Tax Receivable Agreement with the TRA Holders which will generally provide for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Dividend policy . . . .   We do not anticipate paying any cash dividends on our Class A common stock. In addition, our credit agreement places restrictions on our ability to pay cash dividends. See "Dividend Policy."

Listing and trading symbol . . . .   We have been authorized to list our Class A common stock on the New York Stock Exchange ("NYSE") under the symbol "WHD."

Risk factors . . . .   You should carefully read and consider the information beginning on page 21 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above does not include shares of Class A common stock reserved for issuance pursuant to our LTIP.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

Cactus Inc. was incorporated in February 2017 and does not have historical financial operating results. The following table shows summary historical and pro forma consolidated financial data, for the periods and as of the dates indicated, of Cactus LLC, our accounting predecessor. The summary historical consolidated financial data of our predecessor as of and for the years ended December 31, 2016 and 2015 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 were derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data under "—Non-GAAP Financial Measures" for each of the three months ended September 30, 2017 and June 30, 2017 were derived from the unaudited condensed consolidated financial statements of our predecessor not included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data has been prepared on a consistent basis with the audited historical consolidated financial statements of our predecessor. In the opinion of management, such summary historical unaudited condensed consolidated financial data reflects all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

The summary unaudited pro forma condensed consolidated financial data have been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statements of income data for the nine months ended September 30, 2017 and year ended December 31, 2016 has been prepared to give pro forma effect to (i) the reorganization transactions described under "Corporate Reorganization" and (ii) this offering and the application of the net proceeds from this offering as described under "Use of Proceeds," as if they had been completed as of January 1, 2016. The summary unaudited pro forma condensed consolidated balance sheet data as of September 30, 2017 has been prepared to give pro forma effect to these transactions and the issuance to certain of our employees, officers and directors of restricted equity awards in connection with this offering pursuant to our LTIP as if they had been completed on September 30, 2017. The summary unaudited pro forma condensed consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

Our historical results are not necessarily indicative of future operating results. You should read the following table in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and the

historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.

	Cactus, Inc. Pro Forma		Predecessor Historical			
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Year Ended December 31, 2016	Year Ended December 31, 2015
	(unaudited) (in thousands, except per share data)		(unaudited) (in thousands, except share and per share data)			
Consolidated Statements of Income Data:						
Total revenue	$236,407	$155,048	$236,407	$105,501	$ 155,048	$ 221,395
Total costs and expenses	179,346	149,019	176,281	101,048	144,433	179,190
Income from operations	57,061	6,029	60,126	4,453	10,615	42,205
Other income (expense):						
Interest income	4	2	4	2	2	11
Interest expense	(1,427)	(1,479)	(15,455)	(15,271)	(20,235)	(21,848)
Other income	—	—	—	2,251	2,251	1,640
Total other expense, net	(1,423)	(1,477)	(15,451)	(13,081)	(17,982)	(20,197)
Income (loss) before income taxes	55,638	4,552	44,675	(8,565)	(7,367)	22,008
Income tax expense(1)	6,832	1,291	942	957	809	784
Net income (loss)	48,806	3,261	$ 43,733	$ (9,522)	$ (8,176)	$ 21,224
Net income attributable to noncontrolling shareholder	34,841	2,328				
Net income attributable to Cactus Inc.	13,965	933				
Earnings (loss) per common share (Class A unit for predecessor):						
Basic	$ 0.64	$ 0.04	$ 826.96	$(260.88)	$ (224.00)	$ 306.88
Diluted	0.49	0.03	826.96	(260.88)	(224.00)	306.88
Weighted average shares outstanding (Class A units for predecessor):						
Basic	21,691	21,429	36,500	36,500	36,500	36,500
Diluted	75,181	75,021	36,500	36,500	36,500	36,500
Consolidated Balance Sheets Data (at period end):						
Cash and cash equivalents	$ 4,684		$ 3,224		$ 8,688	$ 12,526
Total assets	277,615		245,635		165,328	177,559
Long-term debt, net	26,000		241,641		242,254	250,555
Shareholders'/Members' equity (deficit)(2)	164,914		(59,132)		(103,321)	(93,167)
Consolidated Statements of Cash Flows Data:						
Net cash provided by (used in):						
Operating activities			$ 19,510	$ 28,932	$ 23,975	$ 45,927
Investing activities			(21,427)	(12,512)	(17,358)	(23,422)
Financing activities			(3,609)	(9,315)	(10,171)	(22,776)
Other Financial Data (unaudited):						
EBITDA(3)	$ 74,037	$ 27,270	$ 77,102	$ 22,646	$ 34,107	$ 64,425
Adjusted EBITDA(3)	$ 74,037	$ 27,270	$ 77,102	$ 20,395	$ 31,856	$ 62,785

(1) Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net income (loss) in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level

taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

(2) In March 2014 and July 2014, Cactus LLC entered into an amendment and restatement of its then existing credit facility and a discount loan agreement, respectively, a portion of the proceeds from which were used to make a cash distribution to the Existing Owners. These transactions had the effect of creating a deficit in our total members' equity.

(3) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before interest income, interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA minus gain on debt extinguishment.

Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated (unaudited and in thousands).

	Cactus, Inc. Pro Forma		Predecessor Historical					
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Three Months Ended September 30, 2017	Three Months Ended June 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income (loss)	$48,806	$ 3,261	$43,733	$(9,522)	$22,301	$16,578	$(8,176)	$21,224
Interest income	(4)	(2)	(4)	(2)	(2)	(1)	(2)	(11)
Interest expense	1,427	1,479	15,455	15,271	5,281	5,187	20,235	21,848
Income tax expense	6,832	1,291	942	957	479	309	809	784
Depreciation and amortization	16,976	21,241	16,976	15,942	6,074	5,589	21,241	20,580
EBITDA	74,037	27,270	77,102	22,646	34,133	27,662	34,107	64,425
Gain on debt extinguishment	—	—	—	(2,251)	—	—	(2,251)	(1,640)
Adjusted EBITDA	$74,037	$27,270	$77,102	$20,395	$34,133	$27,662	$31,856	$62,785

Cadent and Cactus WH Enterprises will have the ability to direct the voting of a majority of the voting power of our common stock, and their interests may conflict with those of our other shareholders.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares and after the transactions described herein under "Corporate Reorganization"), Cadent will own approximately 49.2% of our Class B common stock (representing 35.1% of our voting power) and Cactus WH Enterprises will own approximately 46.9% of our Class B common stock (representing 33.5% of our voting power).

As a result, Cadent and Cactus WH Enterprises will be able to control matters requiring shareholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of Cadent and Cactus WH Enterprises with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders. Cadent and Cactus WH Enterprises would have to approve any potential acquisition of us. In addition, one of our directors is currently a partner of Cadent Energy Partners. This director's duties as a partner of Cadent Energy Partners may conflict with his duties as our director, and the resolution of these conflicts may not always be in our or your best interest. Furthermore, in connection with this offering, we will enter into a stockholders' agreement with Cadent and Cactus WH Enterprises. Among other things, the stockholders' agreement is expected to provide each of Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement." The existence of significant shareholders and the stockholders' agreement may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other shareholders to approve transactions that they may deem to be in our best interests. Cadent and Cactus WH Enterprises' concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant shareholders.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including Cadent and its affiliated entities) whose businesses are similar to our business. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors' business affiliations and the potential conflicts of interest of which our shareholders should be aware, see "Certain Relationships and Related Party Transactions."

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

- establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $13.52 per share.

Based on an assumed initial public offering price of $17.50 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $13.52 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our adjusted pro forma net tangible book value as of September 30, 2017 after giving effect to this offering would have been $3.98 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, the CW Unit Holders may cause Cactus LLC to redeem their CW Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have 24,642,856 outstanding shares of Class A common stock and 50,246,916 outstanding shares of Class B common stock (both after the transactions described in "Corporate Reorganization"). This number includes 3,214,285 shares of Class A common stock that we are selling in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own 53,461,201 shares of Class B common stock, representing approximately 71.4% of our total outstanding common stock (or 50,246,916 shares of Class B common stock, representing approximately 67.1% of our total outstanding common stock if the underwriters' option to purchase additional shares is exercised in full). All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting (Conflicts of Interest)," but may be sold into the market in the future. Cadent and Cactus WH Enterprises will be party to a registration rights agreement between us and the Existing Owners, which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

In connection with this offering, we intend to file with the SEC a registration statement on Form S-8 providing for the registration of 3,000,000 shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction, subject to Rule 144 limitations with respect to affiliates.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

Under certain circumstances, redemptions of CW Units by CW Unit Holders will result in dilution to the holders of our Class A common stock.

Redemptions of CW Units by CW Unit Holders in accordance with the terms of the Cactus Wellhead LLC Agreement will result in a corresponding increase in our membership interest in Cactus LLC, increase in the number of shares of Class A common stock outstanding and decrease in the number of shares of Class B common stock outstanding. In the event that CW Units are exchanged at a time when Cactus LLC has made cash distributions to CW Unit Holders, including Cactus Inc., and Cactus Inc. has accumulated such distributions and neither reinvests them in Cactus LLC in exchange for additional CW Units nor distributes them as dividends to the holders of Cactus Inc.'s

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to Cactus Inc.'s failure to honor a material obligation thereunder or due to certain mergers or other changes of control, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 150 basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) the assumption that any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $207.8 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $291.4 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

If Cactus LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Cactus LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Cactus LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of CW Units pursuant to the Redemption Right (or our Call Right) or other transfers of CW Units could

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $349.4 million, assuming an initial public offering price of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) (or approximately $402.5 million if the underwriters' option to purchase additional shares is exercised in full) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $25.6 million, in the aggregate.

We intend to contribute the net proceeds of this offering to Cactus LLC in exchange for CW Units.

We intend to cause Cactus LLC to use (i) approximately $251.0 million to repay the borrowings outstanding under its term loan facility and (ii) approximately $98.4 million to redeem CW Units from the Existing Owners.

We intend to contribute the net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to use any such amounts to redeem additional CW Units from the Existing Owners.

The term loan facility matures on July 31, 2020. As of September 30, 2017, the term loan facility had an outstanding balance of approximately $249.2 million and bore interest at a weighted average interest rate of 7.3%. Approximately $164.9 million, $77.5 million and $21.6 million of the borrowings under the term loan facility were incurred to make cash distributions to the Existing Owners, to repay indebtedness and for working capital purposes, respectively.

A $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $20.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would contribute the additional net proceeds to Cactus LLC in exchange for additional CW Units and Cactus LLC would use the additional proceeds to redeem additional CW Units from the Existing Owners. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds that we contribute to Cactus LLC in exchange for CW Units, which in turn would reduce the proceeds that Cactus LLC would have available to redeem CW Units from the Existing Owners and then, depending on the magnitude of the reduction, would reduce the proceeds Cactus LLC would have available to repay borrowings outstanding under its term loan facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

- on an actual basis; and

- on a pro forma basis to give effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $17.50 per share (which is the midpoint of the price range set forth on the cover of this prospectus) and, (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2017	
	Cactus LLC Actual(1)	Cactus Inc. Pro Forma
	(in thousands, except per share data)	
Cash and cash equivalents	$ 3,224	$ 4,684
Long-term debt, including current maturities(2):		
Term loan	$249,171	$ —
Revolving loan(3)	—	26,000
Total long-term debt, including current maturities	$249,171	$ 26,000
Members' equity (deficit)(3)(4):		
Class A units	$(50,801)	$ —
Class A-1 units	578	—
Class B units	(8,890)	—
Accumulated other comprehensive loss	(19)	—
Total members' equity (deficit)	(59,132)	—
Shareholders' equity:		
Preferred stock, $0.01 per share; no shares authorized, actual; and 10,000 shares authorized, no shares issued or outstanding, as adjusted	—	—
Class A common stock, $0.01 par value; no shares authorized, actual; and 300,000 shares authorized, 21,429 shares issued and outstanding, as adjusted	—	214
Class B common stock, $0.01 par value; no shares authorized, actual; and 215,000 shares authorized, 53,461 shares issued and outstanding, as adjusted	—	—
Additional paid in capital	—	50,467
Accumulated other comprehensive loss	—	—
Total shareholders' equity (deficit)	—	50,681
Noncontrolling interest	—	114,233
Total equity (deficit)	$(59,132)	$164,914
Total capitalization	$190,039	$190,914

(1) Cactus Inc. was incorporated in February 2017. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Cactus LLC.

(2) Long-term debt reflected in this table does not include the unamortized portions of debt discounts or deferred loan costs, totaling $5.0 million, presented in the historical consolidated financial statements included in this prospectus.

(3) As of December 31, 2017, there were no borrowings outstanding under the revolving credit facility and $50 million in available borrowing capacity thereunder. On January 21, 2018, the board of directors of Cactus LLC declared a cash distribution of $26.0 million, which was paid to the Existing Owners on January ___, 2018. Such distribution was funded by borrowing under the revolving credit facility. The purpose of the distribution was to provide funds to the Existing Owners to pay their federal and state tax liabilities associated with taxable income recognized by them as a result of their ownership interests in Cactus LLC prior to the completion of this offering.

(4) In March 2014 and July 2014, Cactus LLC entered into an amendment and restatement of its credit facility and a discount loan agreement, respectively, a portion of the proceeds from which were used to make a cash distribution to the Existing Owners. These transactions had the effect of creating a deficit in our total equity.

The information presented above assumes no exercise of the option to purchase additional shares by the underwriters.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2017, after giving pro forma effect to the transactions described under "Corporate Reorganization", other than the issuance of shares of Class A common stock, was approximately $(51.3) million, or $(0.96) per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of shares of Class A common stock that will be outstanding after giving effect to our corporate reorganization and this offering. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (assuming the midpoint of the price range on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2017 would have been approximately $291.1 million, or $3.98 per share. This represents an immediate increase in the net tangible book value of $4.94 per share to our existing shareholders and an immediate dilution (*i.e.*, the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $13.52 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):

Assumed initial public offering price per share	$17.50
Pro forma net tangible book value per share as of September 30, 2017 (after giving effect to our corporate reorganization) . . . . . $(0.96)	
Increase per share attributable to new investors in the offering . . 4.94	
As adjusted pro forma net tangible book value per share (after giving effect to our corporate reorganization and this offering) . .	3.98
Dilution in pro forma net tangible book value per share to new investors in this offering(1)	$13.52

_____

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $14.25 or $12.79, respectively.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2017, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $17.50, the midpoint of the price range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

| | Shares Purchased | | Total Consideration | | Average Price Per Share |
	Number	Percent	Amount (in millions)	Percent	
Existing shareholders(1)	53,461,201	71.4%	$ —	—%	$ —
New investors	21,428,571	28.6	375.0	100	17.50
Total	74,889,772	100%	$375.0	100%	$ 5.01

(1) Does not include 3,000,000 shares of Class A common stock reserved for issuance pursuant to our LTIP.

The data in the table excludes 3,000,000 shares of Class A common stock initially reserved for issuance under our LTIP, based on an assumed public offering price of $17.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 24,642,856, or approximately 32.9% of the total number of shares of Class A common stock.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Cactus Inc. was incorporated in February 2017 and does not have historical financial operating results. The following table shows selected historical and pro forma consolidated financial data, for the periods and as of the dates indicated, of Cactus LLC, our accounting predecessor. The selected historical consolidated financial data of our predecessor as of and for the years ended December 31, 2016 and 2015 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 were derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data under "—Non-GAAP Financial Measures" for each of the three months ended September 30, 2017 and June 30, 2017 were derived from the unaudited condensed consolidated balance sheet of our predecessor not included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data has been prepared on a consistent basis with the audited historical consolidated financial statements of our predecessor. In the opinion of management, such selected historical unaudited condensed consolidated financial data reflects all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

The selected unaudited pro forma condensed consolidated financial data have been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The selected unaudited pro forma condensed consolidated statements of income data for the nine months ended September 30, 2017 and year ended December 31, 2016 has been prepared to give pro forma effect to (i) the reorganization transactions described under "Corporate Reorganization" and (ii) this offering and the application of the net proceeds from this offering as described under "Use of Proceeds," as if they had been completed as of January 1, 2016. The selected unaudited pro forma condensed consolidated balance sheet data as of September 30, 2017 has been prepared to give pro forma effect to these transactions and the issuance to certain of our employees, officers and directors of restricted equity awards in connection with this offering pursuant to our LTIP as if they had been completed on September 30, 2017. The selected unaudited pro forma condensed consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

Our historical results are not necessarily indicative of future operating results. You should read the following table in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and the historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.

	Cactus, Inc. Pro Forma		Predecessor Historical			
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2017	2016	Year Ended December 31, 2016	2015
	(unaudited) (in thousands, except per share data)		(unaudited) (in thousands, except share and per share data)			
Consolidated Statements of Income Data:						
Total revenue	$236,407	$155,048	$236,407	$105,501	$ 155,048	$221,395
Total costs and expenses	179,346	149,019	176,281	101,048	144,433	179,190
Income from operations	57,061	6,029	60,126	4,453	10,615	42,205
Other income (expense):						
Interest income	4	2	4	2	2	11
Interest expense	(1,427)	(1,479)	(15,455)	(15,271)	(20,235)	(21,848)
Other income	—	—	—	2,251	2,251	1,640
Total other expense, net	(1,423)	(1,477)	(15,451)	(13,081)	(17,982)	(20,197)
Income (loss) before income taxes	55,638	4,552	44,675	(8,565)	(7,367)	22,008
Income tax expense(1)	6,832	1,291	942	957	809	784
Net income (loss)	48,806	3,261	$ 43,733	$ (9,522)	$ (8,176)	$ 21,224
Net income attributable to noncontrolling shareholder	34,841	2,328				
Net income attributable to Cactus Inc.	13,965	933				
Earnings (loss) per common share (Class A unit for predecessor):						
Basic	$ 0.64	$ 0.04	$ 826.96	$(260.88)	$ (224.00)	$ 306.88
Diluted	0.49	0.03	826.96	(260.88)	(224.00)	306.88
Weighted average shares outstanding (Class A units for predecessor):						
Basic	21,691	21,429	36,500	36,500	36,500	36,500
Diluted	75,181	75,021	36,500	36,500	36,500	36,500
Consolidated Balance Sheets Data (at period end):						
Cash and cash equivalents	$ 4,684		$ 3,224		$ 8,688	$ 12,526
Total assets	277,615		245,635		165,328	177,559
Long-term debt, net	26,000		241,641		242,254	250,555
Shareholders'/Members' equity (deficit)(2)	164,914		(59,132)		(103,321)	(93,167)
Consolidated Statements of Cash Flows Data:						
Net cash provided by (used in):						
Operating activities			$ 19,510	$ 28,932	$ 23,975	$ 45,927
Investing activities			(21,427)	(12,512)	(17,358)	(23,422)
Financing activities			(3,609)	(9,315)	(10,171)	(22,776)
Other Financial Data (unaudited):						
EBITDA(3)	$ 74,037	$ 27,270	$ 77,102	$ 22,646	$ 34,107	$ 64,425
Adjusted EBITDA(3)	$ 74,037	$ 27,270	$ 77,102	$ 20,395	$ 31,856	$ 62,785

(1)   Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net

income (loss) in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

(2) In March 2014 and July 2014, Cactus LLC entered into an amendment and restatement of its then existing credit facility and a discount loan agreement, respectively, a portion of the proceeds from which were used to make a cash distribution to the Existing Owners. These transactions had the effect of creating a deficit in our total members' equity.

(3) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before interest income, interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA minus gain on debt extinguishment.

Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated (unaudited and in thousands).

	Cactus, Inc. Pro Forma		Predecessor Historical					
	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Three Months Ended September 30, 2017	Three Months Ended June 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income (loss)	$48,806	$ 3,261	$43,733	$ (9,522)	$22,301	$16,578	$ (8,176)	$21,224
Interest income	(4)	(2)	(4)	(2)	(2)	(1)	(2)	(11)
Interest expense	1,427	1,479	15,455	15,271	5,281	5,187	20,235	21,848
Income tax expense	6,832	1,291	942	957	479	309	809	784
Depreciation and amortization	16,976	21,241	16,976	15,942	6,074	5,589	21,241	20,580
EBITDA	74,037	27,270	77,102	22,646	34,133	27,662	34,107	64,425
Gain on debt extinguishment	—	—	—	(2,251)	—	—	(2,251)	(1,640)
Adjusted EBITDA	$74,037	$27,270	$77,102	$20,395	$34,133	$27,662	$31,856	$62,785

and other field services for both product sales and equipment rental. Additionally, other revenues are derived from providing repair and reconditioning services to customers that have previously installed our products on their wellsite. Items sold or rented generally have an associated service component. Therefore, field service and other revenues closely correlate to revenues from product sales and rentals.

In the nine months ended September 30, 2017, we derived 55.8% of our total revenues from the sale of our products, 22.4% of our total revenues from rental and 21.8% of our total revenues from field service and other. In 2016, we derived 50.1% of our total revenues from the sale of our products, 28.6% of our total revenues from rental and 21.3% of our total revenues from field service and other. We have predominantly domestic operations, with 99% of our total sales in the nine months ended September 30, 2017, 98% of our total sales in 2016 and 99% of our total sales in 2015 derived from U.S. operations.

Substantially all of our sales are made on a call-out basis, wherein our clients issue verbal requests for goods and/or services as their operations require. Such goods and/or services are priced in accordance with a preapproved price list.

Generally, we attempt to raise prices as our costs increase. However, the actual pricing of our products and services is impacted by a number of factors, including competitive pricing pressure, the level of utilized capacity in the oil service sector, maintenance of market share, and general market conditions.

Costs of Conducting Our Business

The principal elements of cost of sales for products are the direct and indirect costs to manufacture and supply the product, including labor, materials, machine time, lease expense related to our facilities and freight. The principal elements of cost of sales for rentals are the direct and indirect costs of supplying rental equipment, including depreciation, repairs specifically performed on such rental equipment, lease expense and freight. The principal elements of cost of sales for field service and other are labor, equipment depreciation, equipment lease expense, fuel and supplies.

Selling, general and administrative expense is comprised of costs such as sales and marketing, engineering expenses, general corporate overhead, business development expenses, compensation expense, IT expenses, safety and environmental expenses, legal expenses and other related administrative functions.

Total other expense, net is comprised primarily of interest expense associated with our term loan facility. A portion of the net proceeds of this offering will be used to repay the borrowings outstanding under our term loan facility.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

- *Selling, General and Administrative Expenses.* We expect to incur additional selling, general and administrative expenses as a result of becoming a publicly traded company. These costs include expenses associated with our annual and quarterly reporting, tax return preparation expenses, Sarbanes-Oxley compliance expenses, audit fees, legal fees, director and officer insurance, investor relations expenses, Tax Receivable Agreement administration expenses and registrar and transfer agent fees. These differences in selling, general and administrative expenses are not reflected in our historical financial statements.

- *Corporate Reorganization.* The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessors, Cactus LLC and its that the tax benefits will not be realized through actual cash tax savings, then no Tax Receivable Agreement liability would be recorded, as future payments under the Tax Receivable Agreement would not be probable of occurring.

The initial accounting for any exchanges subsequent to the reorganization transaction will follow the same accounting described above.

We will recognize subsequent changes to the measurement of the Tax Receivable Agreement liability in the income statement. In the case of any changes resulting from changes to any valuation allowance associated with the underlying tax asset, given the inextricable link between the tax savings generated and the recognition of the Tax Receivable Agreement liability (*i.e.*, one is recorded based on 85% of the other), and the explicit guidance in ASC 740-20-45-11(g) which requires that subsequent changes in a valuation allowance established against deferred tax assets that arose due to change in tax basis as a result of a transaction among or with shareholders to be recorded in the income statement as opposed to equity, we believe recording of the corollary adjustment to the Tax Receivable Agreement liability in the income statement would also be appropriate.

To the extent Cactus LLC has available cash and subject to the terms of any current or future credit agreements or debt instruments, we intend to cause Cactus LLC to make generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated, we may generally elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date.

- *Income Taxes.* Our accounting predecessor is a limited liability company and therefore not subject to U.S. federal income taxes. Accordingly, no provision for U.S. federal income taxes has been provided for in our historical results of operations because taxable income was passed through to Cactus LLC's members. Although we are a corporation under the Code and are subject to U.S. federal income taxes at a statutory rate of 21% of pretax earnings, we do not expect to report any income tax benefit or expense attributable to U.S. federal income taxes until the consummation of this offering. At the closing of this offering, we will be taxed as a corporation under the Code and subject to U.S. federal income taxes at a statutory rate of 21% of pretax earnings as well as state income taxes. Cactus LLC's Texas Franchise state tax returns for the years ended December 31, 2012 to 2015 are currently under examination by the taxing authorities. Management believes that the result of the examination will not have a material impact on the financial statements. None of Cactus LLC's other state income tax returns are currently under examination by state taxing authorities.

- *Long-Term Incentive Plan.* To incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, will be eligible to receive awards under the LTIP at the discretion of our board of directors. In connection with this offering, we will issue 729,101 restricted equity awards, which will vest over one to three years, to certain of our officers and directors. Please see "Executive Compensation—Compensation for the 2018 Year—LTIP." Based on a value of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), we expect that we will recognize equity compensation expenses aggregating up to $4.6 million per year over the one to three year vesting term.

quarter 2017 compared to the second quarter 2017 was higher net income for the three months ended September 30, 2017.

	Year Ended December 31,		$ Change	% Change
	2016	2015		
	(unaudited) (in thousands)			
Net (loss) income	$(8,176)	$21,224	$(29,400)	(138.5)%
Interest income	(2)	(11)	9	81.8
Interest expense	20,235	21,848	(1,613)	(7.4)
Income tax expense	809	784	25	3.2
Depreciation and amortization	21,241	20,580	661	3.2
EBITDA	34,107	64,425	(30,318)	(47.1)
Gain on debt extinguishment	(2,251)	(1,640)	611	37.3
Adjusted EBITDA	$31,856	$62,785	$(30,929)	(49.3)%

Adjusted EBITDA for the year ended December 31, 2016 was $31.9 million, a decrease of $30.9 million, or 49.3%, from $62.8 million for the year ended December 31, 2015. The primary reason for the decrease was lower total revenue and higher gain on debt extinguishment for the year ended December 31, 2016. The gain on debt extinguishment related to our redemption of $7.5 million and $10.0 million of debt outstanding under our term loan during the years ended December 31, 2016 and 2015, respectively. For the year ended December 31, 2014, we had EBITDA of $88.8 million, representing net income of $59.1 million, minus interest income of $0.05 million, plus interest expense of $11.3 million, income tax expense of $0.31 million and depreciation and amortization of $18.2 million. There was no early extinguishment of debt in 2014.

Liquidity and Capital Resources

We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash flows generated by operating activities and borrowings under our revolving credit facility. Depending upon market conditions and other factors, we may also have the ability to issue additional equity and debt if needed. We intend to contribute the net proceeds of this offering to Cactus LLC in exchange for CW Units. We intend to cause Cactus LLC to use (i) approximately $251.0 million to repay the borrowings outstanding under its term loan facility and (ii) approximately $98.4 million to redeem CW Units from the Existing Owners. We intend to contribute the net proceeds from any exercise of the underwriters' option to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to redeem additional CW Units from the Existing Owners.

Historically, our predecessor's primary sources of liquidity have been cash flows from operations, borrowings under Cactus LLC's credit agreement and equity provided by the Existing Owners. To date, our predecessor's primary use of capital has been for working capital purposes, to make cash distributions to the Existing Owners and repay indebtedness. Our predecessor's borrowings outstanding under Cactus LLC's credit agreement were $249.2 million, $251.1 million and $261.6 million at September 30, 2017, December 31, 2016 and 2015, respectively. Borrowings were used primarily for working capital purposes, to make cash distributions to the Existing Owners and repay indebtedness.

Our ability to satisfy our liquidity requirements, including cash distributions to the Existing Owners to fund their share of taxes of the partnership, depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the E&P industry, availability and cost of raw materials, and financial and business and other factors, many of which are beyond our control.

We currently estimate that our capital expenditures for the year ending December 31, 2018 will range from $35 million to $40 million. We continuously evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors, including, among other things, prevailing economic conditions, market conditions in the E&P industry, customers' forecasts, demand volatility and company initiatives. We believe that our existing cash on hand, cash generated from operations and available borrowings under our revolving credit facility will be sufficient to meet working capital requirements, anticipated capital expenditures, expected cash distributions to the Existing Owners and scheduled debt payments for at least the next 12 months.

At September 30, 2017 and December 31, 2016, we had approximately $3.2 million and $8.7 million, respectively, of cash and cash equivalents and approximately $50 million and $15 million, respectively, of available borrowing capacity under our revolving credit facility. As of December 31, 2017, there were no borrowings outstanding under the revolving credit facility and $50 million in available borrowing capacity thereunder. On January 21, 2018, the board of directors of Cactus LLC declared a cash distribution of $26.0 million, which was paid to the Existing Owners on January ___, 2018. Such distribution was funded by borrowing under the revolving credit facility. The purpose of the distribution was to provide funds to the Existing Owners to pay their federal and state tax liabilities associated with taxable income recognized by them as a result of their ownership interests in Cactus LLC prior to the completion of this offering. Following such borrowing, we had $24.0 million of available borrowing capacity under the revolving credit facility, as of January ___, 2018.

Cash Flows

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,	
	2017	2016
	(unaudited)	
	(in thousands)	
Net cash provided by operating activities	$ 19,510	$ 28,932
Net cash used in investing activities	(21,427)	(12,512)
Net cash used in financing activities	(3,609)	(9,315)

Net cash provided by operating activities was $19.5 million and $28.9 million for the nine months ended September 30, 2017 and 2016, respectively. The primary cause of the reduction was a $64.3 million increase in net working capital use from period to period as a result of a significant increase in business activity in 2017 compared to a decrease in business activity in 2016, partially offset by a $53.3 million increase in net income.

Net cash used in investing activities was $21.4 million and $12.5 million for the nine months ended September 30, 2017 and 2016, respectively. The primary reason for the change was an increase in capital expenditures during 2017 compared to 2016 to support increased levels of activity in our customers' E&P drilling, completions and production programs.

Net cash used in financing activities was $3.6 million and $9.3 million for the nine months ended September 30, 2017 and 2016, respectively. The primary reason for the change was that the prior year included higher debt repayment related to the redemption of $7.5 million of debt outstanding under

(2) Source: Baker Hughes Rig Count Data, as published on the Friday immediately preceding the 15th day of each month presented.

(3) Represents the number of active U.S. onshore rigs we followed divided by the total number of active U.S. onshore rigs, as of mid-month.

We have been expanding our market share since we began operating, including during the industry downturn that began in mid-2014. However, our financial results were burdened with significant interest expense associated with our term loan facility of $14.9 million and $15.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $19.9 million and $21.3 million for the 2016 and 2015 fiscal years, respectively, which we will not have upon completion of this offering. On a pro forma basis, after giving effect to this offering, the use of the net proceeds from this offering as described under "Use of Proceeds" and the reorganization transactions described under "Corporate Reorganization," we would have had net income of approximately $48.8 million for the nine months ended September 30, 2017 and $3.3 million for the year ended December 31, 2016.

As of September 30, 2017, December 31, 2016 and December 31, 2015, we had total assets of $245.6 million, $165.3 million and $177.6 million, respectively.

Our Industry

Over the past decade, E&P companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America's unconventional oil and natural gas reservoirs. E&P companies utilize drilling and completion equipment and techniques, including hydraulic fracturing, that optimize cost and maximize overall production of a given well. Since the trough in the second quarter of 2016, the total number of active U.S. onshore wells has increased by 146% as of January 12, 2018. Most industry experts are predicting a further, though less significant, increase in drilling and completions activity. In December 2017, Spears & Associates reported that the average number of U.S. wells drilled per year per horizontal rig had increased from 12 in 2011 to 22 in 2017, and the total U.S. onshore drilling rig count is expected to average 856 in 2017, 991 in 2018 and 1,051 in 2019, a material increase relative to the 2016 average of 490 rigs. Similarly, according to Spears & Associates, the total number of U.S. onshore wells drilled is expected to increase from 15,503 in 2016 to 24,225 in 2017, 28,006 in 2018 and 29,489 in 2019. Furthermore, according to Spears & Associates spending on onshore drilling and completions in the U.S. in 2017 is expected to increase 96% from 2016, 20% from 2017 to 2018 and 9% from 2018 to 2019. In addition, the EIA projects that the average WTI spot price will increase through 2040 from growing demand and the development of more costly oil resources.

Our highly engineered wellheads and pressure control equipment are designed for horizontal wells and support greater pad drilling efficiency while enhancing safety. We believe that demand for our products and services will continue to increase over the medium and long-term as a result of numerous favorable industry trends, including:

- increases in customer drilling and completion budgets, particularly in the Permian, and to a more moderate extent in the SCOOP/STACK, Marcellus and Utica regions, some of the key unconventional basins where we operate;

- an expected increase in horizontal wells as a percentage of all wells drilled;

- increases in the number and intensity of fracturing stages for a typical wellbore;

- an industry shift towards pad drilling and simultaneous fracturing operations, for which we believe E&P companies will seek to work with vendors that can provide a comprehensive suite this facility are outsourced. We believe this diversity and flexibility of supply will continue to allow us to cost effectively better ensure availability of products.

- ***Low capital intensity consumable product business model with proven ability to generate free cash flow***. For each well drilled, we have the ability to generate revenue across our product lines. Wellheads and production trees are generally single-use products employed on every well, while pressure control equipment is usually rented during the completion phase of a well. We are capable of supplying wellhead equipment, pressure control equipment and related services for a series of wells to be drilled by a specific rig, providing us with opportunities for recurring revenues. The combination of recurring revenues and relatively low capital requirements of our business model allows us to consistently generate attractive margins and free cash flow. We had net income of $43.7 million for the nine months ended September 30, 2017 and a net loss of $9.5 million for the nine months ended September 30, 2016, and a net loss of $8.2 million for the 2016 fiscal year and net income of $21.2 million for the 2015 fiscal year. We generated Adjusted EBITDA of $77.1 million and $20.4 million for the nine months ended September 30, 2017 and 2016, respectively, and $31.9 million and $62.8 million for the 2016 and 2015 fiscal years, respectively. For the nine months ended September 30, 2017 and 2016, our Adjusted EBITDA represented 32.6% and 19.3%, respectively, of our total revenues, and for the years ended December 31, 2016 and 2015, our Adjusted EBITDA represented 20.6% and 28.4%, respectively, of our total revenues, which we believe has been a result of our focus on providing industry-leading technology and service. Since mid-2014, we have been expanding our market share, despite the downturn in the industry. However, our financial results were burdened with significant interest expense associated with our term loan facility of $14.9 million and $15.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $19.9 million and $21.3 million for the 2016 and 2015 fiscal years, respectively, which we will not have upon completion of this offering. On a pro forma basis, after giving effect to this offering, the use of the net proceeds from this offering as described under "Use of Proceeds" and the reorganization transactions described under "Corporate Reorganization," for the nine months ended September 30, 2017 and year ended December 31, 2016, we would have had net income of approximately $48.8 million and $3.3 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, please see "Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."

- ***Well-positioned to capitalize on the U.S. onshore unconventional oil and gas market growth.*** We have 14 service centers in the United States that are strategically located in key oil and gas producing regions, enabling us to service a majority of the U.S. onshore unconventional market. We believe we are well-positioned to capitalize on the expected growth of the U.S. oil and gas market and will benefit from the projected increase in well count. As of December 2017, Spears & Associates expected total U.S. onshore wells drilled to increase by approximately 56% from 2016 to 2017, 16% from 2017 to 2018 and 5% from 2018 to 2019. Furthermore, the industry trend towards pad drilling and increased completion intensity is expected to drive greater demand for the premium equipment and services we provide.

- ***High quality and diverse customer base of leading independent operators across key basins.*** We work with some of the most active and well capitalized independent operators in the basins we serve. Our revenue generation is not heavily weighted towards any one particular customer. Our largest customer for the nine months ended September 30, 2017 comprised 11% of our total revenue for such period, and no other customer accounted for more than 10% of our revenue for such period. Only four companies represented more than 5% of our revenues over the same period. Our differentiated products and services, customer responsiveness, aftermarket services and safety focus have driven strong relationships with our diversified customer base. In many or indirectly, as principal, agent, employee, employer, consultant or investor, from participating in the management of, or providing advisory services to, or owning an ownership interest in, any business which is competitive with Cactus WH Enterprises or any of its affiliates. This prohibition does not extend to the ownership of no more than five percent of the outstanding securities of any stock listed on an exchange or regularly traded over the counter.

Potential Payments upon Termination

Severance payments that could become payable to Messrs. Scott and Joel Bender have been described above in connection with the description of their employment agreements. Steven Bender is not subject to an employment or severance arrangement; therefore, he is not eligible to receive severance payments upon a termination of his employment.

Compensation for the 2018 Year

LTIP

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP and, accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which will be filed as an exhibit to this registration statement.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 3,000,000 shares of our Class A common stock (referred to as our common stock within this LTIP description) will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Individual Share Limits. Our non-employee directors will not receive awards in excess of 100,000 shares of common stock or, if greater, awards valued in excess of $1,500,000 in any calendar year.

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP. Our board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. Our board of directors may also accelerate the vesting or exercise of any award and make all other determinations and take all other actions necessary or advisable for the administration of the LTIP.

Eligibility. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, are eligible to receive awards under the LTIP at the discretion of our board of directors.

may also be granted under the LTIP in substitution for similar awards held by individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with us or one of our affiliates.

Performance Awards.   Performance awards represent awards with respect to which a participant's right to receive cash, shares of our common stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures during a specified period. Our board of directors will determine the applicable performance period, the performance goals and such other conditions that apply to each performance award. Our board of directors may use any business criteria and other measures of performance it deems appropriate in establishing the performance goals applicable to a performance award.

Recapitalization.   In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, our board of directors shall or may (as required by applicable accounting rules) equitably adjust (i) the aggregate number or kind of shares that may be delivered under the LTIP, (ii) the number or kind of shares or amount of cash subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, and (iv) the applicable share-based limitations with respect to awards provided in the LTIP, in each case to equitably reflect such event.

Change in Control.   In the event of a change in control or other changes to us or our common stock, our board of directors may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (including canceling a stock option or SAR for no consideration if it has an exercise price or grant price less than the value paid in the transaction), (iii) cancel awards that remain subject to a restricted period as of the date of the change in control or other event without payment, or (iv) make any other adjustments to awards that our board of directors deems appropriate to reflect the applicable transaction or event.

No Repricing.   Except in connection with (i) the issuance of substitute awards granted to new service providers in connection with a transaction or (ii) in connection with adjustments to awards granted under the LTIP as a result of a transaction or recapitalization involving us, without the approval of the stockholders of the Company, the terms of outstanding option or SAR may not be amended to reduce the exercise price or grant price or to take any similar action that would have the same economic result.

Clawback.   All awards granted under the LTIP are subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.

Amendment and Termination.   The LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may amend or terminate the LTIP at any time, subject to stockholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our shares of common stock are listed. Our board of directors may amend the terms of any outstanding award granted under the LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant's consent.

2018 Compensation Decisions

We intend to grant restricted equity awards pursuant to the LTIP to certain officers, directors and employees in connection with this offering. With respect to the employee awards, the restricted equity awards will generally vest in three equal installments on each anniversary of the date of grant. We have approved the value of the restricted equity awards that will be granted to our named executive officers in addition to their employee compensation described above. None of the directors reflected in this table held any outstanding equity awards as of December 31, 2017.

Name	Fees Earned or Paid in Cash ($)(1)	Total ($)
John (Andy) O'Donnell	72,500	72,500
Michael McGovern	72,500	72,500
Alan Semple	60,000	60,000

(1) The amounts reflected in this column reflect cash fees earned by each director during the 2017 year. We will also reimburse all directors for reasonable expenses incurred in attending all board or committee meetings.

In connection with this offering, we intend to adopt a non-employee director compensation program that, effective upon the closing of this offering, will be applicable to each of our non-employee directors. Pursuant to this program, we expect that each non-employee director will receive the following compensation for his or her service on our board of directors:

- A cash retainer of $80,000 per year, payable quarterly in arrears;

- An additional cash retainer of $20,000 per year, payable quarterly in arrears if such non-employee director serves as the chairperson of our audit committee and an additional cash retainer of $10,000 per year for each member of our audit committee; and

- Annual equity based compensation with an aggregate grant date value of $100,000, described below.

In addition, each director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. As noted above, we intend to grant certain awards of restricted equity pursuant to the LTIP to certain directors in connection with this offering. We intend to grant restricted equity awards with respective grant date values of $1,250,000 to each of Messrs. Rosenthal and Semple, the number of underlying shares to be determined by dividing the target award amount by our stock price on the date of grant, with vesting to occur over a three year period. The non-employee directors will receive the annual restricted equity grant value of $100,000 in connection with this offering. We expect all director restricted equity awards to generally be subject to a one year vesting schedule. Due to Mr. Rothstein's services as a managing partner at Cadent, all compensation and equity awards that he receives will be payable or transferred to Cadent.

CORPORATE REORGANIZATION

Incorporation of Cactus Inc.

Cactus Inc. was incorporated as a Delaware corporation on February 17, 2017. Following this offering and the reorganization transactions described below, Cactus Inc. will be a holding company whose only material asset will consist of a membership interest in Cactus LLC, the operating subsidiary through which we operate our business. Cactus LLC was formed as a Delaware limited liability company on July 11, 2011 by Cactus WH Enterprises, an entity formed and controlled by Scott Bender and Joel Bender, and Cadent, as its equity sponsor.

After the consummation of the transactions contemplated by this prospectus, Cactus Inc. will be the sole managing member of Cactus LLC and will be responsible for all operational, management and administrative decisions relating to Cactus LLC's business and will consolidate the financial results of Cactus LLC and its subsidiaries. The Limited Liability Company Operating Agreement of Cactus LLC will be amended and restated as the First Amended and Restated Limited Liability Company Operating Agreement of Cactus LLC to, among other things, admit Cactus Inc. as the sole managing member of Cactus LLC.

In connection with this offering,

(a) all of the membership interests (including outstanding Class A units, Class A-1 units and Class B units) in Cactus LLC held by the Existing Owners will be converted into a single class of units in Cactus LLC using an implied equity valuation for Cactus LLC prior to the offering based on the initial public offering price to the public for our Class A common stock set forth on the cover page of this prospectus and the current relative levels of ownership in Cactus LLC;

(b) Cactus Inc. will issue 21,428,571 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(c) Cactus Inc. will contribute the net proceeds of this offering to Cactus LLC in exchange for 21,428,571 CW Units;

(d) Cactus LLC will use the net proceeds of this offering that it receives from Cactus Inc. to repay the borrowings outstanding under its term loan facility and to redeem 5,950,273 CW Units from the owners thereof, as described in "Use of Proceeds";

(e) Cactus Inc. will issue and contribute a number of shares of its Class B common stock equal to the number of outstanding CW Units held by the Existing Owners following the redemption described in (d) above to Cactus LLC; and

(f) Cactus LLC will distribute to each of the Existing Owners that will continue to own CW Units following this offering one share of Cactus Inc.'s Class B common stock for each CW Unit such CW Unit Holder holds following the redemption described in (d) above. See "—Offering."

Following completion of this offering, including any exercise of the underwriters' option to purchase additional shares of our Class A common stock, the total number of CW Units held by Cactus Inc. will equal the total number of shares of our Class A common stock outstanding.

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

After giving effect to these transactions and the offering contemplated by this prospectus, Cactus Inc. will own an approximate 28.6% interest in Cactus LLC (or 32.9% if the underwriters' option to purchase additional shares is exercised in full) and the CW Unit Holders will own an approximate 71.4% interest in Cactus LLC (or 67.1% if the underwriters' option to purchase additional shares is exercised in full). Please see "Principal Shareholders."

The diagram below indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised).



Existing Owners(1)
Investors in this Offering
100.0% Class B Common Stock
71.4% Total Voting Power
100.0% Class A Common Stock
28.6% Total Voting Power
Cactus, Inc.
(a Delaware corporation)
(NYSE: WHD)
Sole Managing Member
21,428,571 CW Units
28.6% of CW Units
53,461,201 CW Units
71.4% of CW Units
Cactus Wellhead, LLC
(a Delaware limited liability company)
(operating subsidiary)
100%
Subsidiaries

Existing Owners' Ownership

The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering and the transactions related thereto.

Existing Owners(1)	% Ownership in Cactus LLC Prior to this Offering	CW Units	Class B Common Stock	Class A Common Stock	Combined Voting Power
Cadent Energy Partners II, L.P.	49.2%	26,315,701	26,315,701	0	35.1%
Cactus WH Enterprises, LLC	46.9%	25,056,635	25,056,635	0	33.5%
Lee Boquet	3.9%	2,088,865	2,088,865	0	2.8%
	100.0%	53,461,201	53,461,201	0	71.4%

(1) The number of shares of Class A common stock, Class B common stock and CW Units to be issued to our Existing Owners is based on the implied equity value of Cactus LLC immediately prior to this offering, based on an initial public offering price of $17.50 per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus).

Offering

Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be 21,428,571 shares of Class A common stock issued and outstanding and 53,461,201 shares of Class A common stock reserved for redemptions of CW Units and shares of Class B common stock pursuant to the Cactus Wellhead LLC Agreement. We estimate that our net proceeds from this offering based upon an assumed initial public offering price of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $349.4 million (or approximately $402.5 million if the underwriters' option to purchase additional shares of Class A common stock is exercised in full). We intend to contribute the net proceeds to Cactus LLC in exchange for CW Units. We intend to cause Cactus LLC to use (i) approximately $251.0 million to repay the borrowings outstanding under its term loan facility and (ii) approximately $98.4 million to redeem CW Units from the Existing Owners. We intend to contribute the net proceeds from any exercise of the underwriters' option to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to use any such amounts to redeem additional CW Units from the Existing Owners. Please see "Use of Proceeds."

As a result of the corporate reorganization and the offering described above:

- the investors in this offering will collectively own 21,428,571 shares of Class A common stock (or 24,642,856 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- Cactus Inc. will hold 21,428,571 CW Units (or 24,642,856 CW Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the Existing Owners will hold 53,461,201 shares of Class B common stock (or 50,246,916 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and a corresponding number of CW Units;

- the investors in this offering will collectively hold 28.6% of the voting power in us (or 32.9% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- the Existing Owners will hold 71.4% of the voting power in us (or 67.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure

Our post-offering organizational structure will allow the current owners of CW Units to retain their equity ownership in Cactus LLC, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in Cactus Inc., which is a corporation.

The holders of CW Units, including Cactus Inc., will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Cactus LLC and will be allocated their proportionate share of any taxable loss of Cactus LLC. The Cactus Wellhead LLC Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of CW Units in an amount sufficient to permit Cactus Inc. to pay its actual cash tax liabilities and to make payments pursuant to the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In addition, pursuant to the Cactus Wellhead LLC Agreement, the capital structures of Cactus LLC and Cactus Inc. will generally replicate one another, and will provide for customary anti-dilution mechanisms to maintain the one-for-one exchange ratio between the CW Units and Cactus Inc.'s Class A common stock, among other things.

The payment obligations under the Tax Receivable Agreement are Cactus Inc.'s obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Cactus Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Cactus Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $17.50 per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed above, would be approximately $207.8 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $291.4 million).

A delay in the timing of redemptions of CW Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Cactus LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of CW Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon Cactus Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Cactus Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Cactus Inc.'s future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Cactus Inc. by Cactus LLC are not sufficient to permit Cactus Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read "Risk Factors—Risks Related to this Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Cactus LLC or Cactus Inc.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Cactus Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2019 and to continue for 16 years after the date of the last redemption of CW Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 150 basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of CW Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of CW Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other shareholders.

Payments generally are due under the Tax Receivable Agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus 150 basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 150 basis points if we are unable to make such payment as a result of limitations imposed by our credit agreement. We have no present intention to defer payments under the Tax Receivable Agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Cactus LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Cactus LLC's subsidiaries to make distributions to it. The ability of Cactus LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Cactus LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with our Existing Owners pursuant to which we granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act the offering of shares of Class A common stock delivered in a redemption of CW Units. Under the registration rights agreement, we will agree to undertake to file a shelf registration statement to permit the resale of shares of Class A common stock issuable upon the exercise of redemption rights by our Existing Owners when we become eligible to register the sale of our securities on Form S-3 under the Securities Act. In addition, if at any time after the 180th day following the closing of this offering we are not eligible to register the sale of our securities on Form S-3, each of Cadent and Cactus WH Enterprises will have the right to request three "demand" registrations. Further, our Existing Owners and certain of their assignees will have customary "piggyback" registration rights.

These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Stockholders' Agreement

In connection with this offering, we will enter into a stockholders' agreement with Cadent and Cactus WH Enterprises. Summaries of certain material terms of the stockholders' agreement are set forth below.

of casing nipples. In addition, during the year ended December 31, 2016 and the nine months ended September 30, 2017, Cactus Pipe charged Cactus LLC $6,127 and $13,786, respectively for its share of shared accommodation costs.

Other Transactions with Affiliates

On September 18, 2015, Cadent and Saguaro SPV, LLC ("Saguaro"), an entity managed by Cadent Management, acquired (and currently hold) approximately $3.45 million and $7.46 million, respectively, of the principal amount of the then outstanding term loan debt of Cactus LLC. We intend to contribute all the net proceeds of this offering to Cactus LLC and to cause Cactus LLC to use a portion of such proceeds to repay the borrowings outstanding under its term loan facility. As holders of a portion of our outstanding term loan debt, Cadent and Saguaro will each receive its pro rata share of the net proceeds of this offering that will be used to pay such outstanding debt. Please see "Use of Proceeds."

Policies and Procedures for Review of Related Party Transactions

A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

- any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person's interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each director nominee;

- each of our named executive officers; and

- all of our directors, director nominees and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, directors, director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is Cobalt Center, 920 Memorial City Way, Suite 300, Houston, TX 77024.

The percentages of ownership are based on 21,428,571 shares of Class A common stock and 53,461,201 shares of Class B common stock to be outstanding as of the closing of this offering. We have granted the underwriters the option to purchase up to an additional 3,214,285 shares of Class A common stock and will sell such shares only to the extent such option is exercised.

| | Shares Beneficially Owned After the Offering(1) | | Shares of Class A Common Stock Being Offered | Shares Beneficially Owned Prior to the Offering(1) | | | | | |
| | | | | Class A Common Stock | | Class B Common Stock | | Combined Voting Power(2) | |
	Number	%		Number	%	Number	%	Number	%
5% Shareholders:									
Cadent Energy Partners II, L.P.(3)	26,315,701	35.1%	—	—	—%	26,315,701	49.2%	26,315,701	35.1%
Cactus WH Enterprises, LLC(4). ..	25,056,635	33.5%	—	—	—%	25,056,635	46.9%	25,056,635	33.5%
Steven Bender(4)	25,056,635	33.5%	—	—	—%	25,056,635	46.9%	25,056,635	33.5%
Directors, Director Nominees and Named Executive Officers:									
Bruce Rothstein(3)	26,315,701	35.1%	—	—	—%	26,315,701	49.2%	26,315,701	35.1%
Scott Bender(4)	25,056,635	33.5%	—	—	—%	25,056,635	46.9%	25,056,635	33.5%
Brian Small	—	—%	—	—	—%	—	—%	—	—%
Joel Bender(4)	25,056,635	33.5%	—	—	—%	25,056,635	46.9%	25,056,635	33.5%
John (Andy) O'Donnell ...	—	—%	—	—	—%	—	—%	—	—%
Michael McGovern	—	—%	—	—	—%	—	—%	—	—%
Alan Semple	—	—%	—	—	—%	—	—%	—	—%
Stephen Tadlock	—	—%	—	—	—%	—	—%	—	—%
Gary Rosenthal	—	—%	—	—	—%	—	—%	—	—%
Directors, director nominees and executive officers as a group (10 persons)	51,372,336	68.6%	—	—	—%	51,372,336	100%	51,372,336	68.6%

*   Less than 1%.

(1)   Subject to the terms of the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at our election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion

rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Person Transactions—Cactus Wellhead LLC Agreement." The amounts and percentages of common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock, except to the extent this power may be shared with a spouse.

(2) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The CW Unit Holders will hold one share of Class B common stock for each CW Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each CW Unit held by such holder. Accordingly, the CW Unit Holders collectively have a number of votes in Cactus Inc. equal to the number of CW Units that they hold. The number of shares of Class A common stock, Class B common stock and CW Units to be issued to our Existing Owners is based on the implied equity value of Cactus LLC immediately prior to this offering, based on an assumed initial public offering price of $17.50 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus).

(3) Cadent Energy Partners II, L.P., its general partner, Cadent Energy Partners II—GP, L.P., and Cadent Management Services, LLC, its manager, are indirectly controlled by Cadent Energy Partners LLC. Cadent Energy Partners controls all voting and dispositive power over the reported shares and therefore may be deemed to be the beneficial owner of such shares. Any decision taken by Cadent Energy Partners to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Cadent Energy Partners II, L.P. has to be approved by its investment committee, including Mr. Bruce Rothstein. Therefore, Mr. Rothstein may be deemed to share voting and dispositive power over the securities held by Cadent Energy Partners II, L.P. and may also be deemed to be the beneficial owner of these securities. Mr. Rothstein disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities. Certain of our other directors and officers have passive interests in Cadent Energy Partners II, L.P. In connection with this offering, Cactus Inc. will enter into a Stockholders' Agreement with Cadent and Cactus WH Enterprises, which will provide Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. Therefore Cadent and Cactus WH Enterprises may each be deemed to beneficially own an aggregate 51,372,336 shares, representing an aggregate combined voting power of 68.6%. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

(4) Scott Bender, Joel Bender and Steven Bender control Cactus WH Enterprises, LLC and may be deemed to share voting and dispositive power over the reported shares and, therefore, will also be deemed to be the beneficial owners of such shares. In connection with this offering, Cactus Inc. will enter into a Stockholders' Agreement with Cadent and Cactus WH Enterprises, which will provide Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. Therefore Cadent and Cactus WH Enterprises may each be deemed to beneficially own an aggregate 51,372,336 shares, representing an aggregate combined voting power of 68.6%. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Cactus Inc. will consist of 300,000,000 shares of Class A common stock, $0.01 par value per share, of which 21,428,571 shares will be issued and outstanding, 215,000,000 shares of Class B common stock, $0.01 par value per share, of which 53,461,201 shares will be issued and outstanding and 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of Cactus Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights.   Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.   Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights.   Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters.   The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally.   In connection with the reorganization and this offering, each CW Unit Holder will receive one share of Class B common stock for each CW Unit that it holds directly. Accordingly, each CW Unit Holder will have a number of votes in Cactus Inc. equal to the aggregate number of CW Units that it holds directly.

Voting Rights.   Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights.   Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Cactus Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 10,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

- the transaction is approved by the board of directors before the date the interested shareholder attained that status;

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 21,428,571 shares of Class A common stock. Of these shares, all of the 21,428,571 shares of Class A common stock (or 24,642,856 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing shareholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at our election, (x) shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions), or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement." The shares of Class A common stock we issue upon such redemption would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 53,461,201 shares (assuming redemption of all applicable CW Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	
Credit Suisse Securities (USA) LLC	
Piper Jaffray & Co.	
Total	21,428,571

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' over-allotment option described below) if they purchase any of the shares.

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,214,285 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Class A common stock approximately proportionate to that underwriter's initial purchase commitment. Any shares of Class A common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, Cadent and our other stockholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Credit Suisse, dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common stock. Citigroup and Credit Suisse in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares of Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares of Class A common stock listed on the NYSE under the symbol "WHD."

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

| | Paid by the Company | |
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the expenses of this offering (excluding underwriting discounts and commissions) will be approximately $5.0 million. We will pay all of the offering expenses in connection with this offering. We have agreed to reimburse the underwriters for their expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the underwriters relating to such filings) up to $25,000.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

- Short sales involve secondary market sales by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering.

    - "Covered" short sales are sales of shares of Class A common stock in an amount up to the number of shares of Class A common stock represented by the underwriters' over-allotment option.

    - "Naked" short sales are sales of shares of Class A common stock in an amount in excess of the number of shares of Class A common stock represented by the underwriters' over-allotment option.

- Covering transactions involve purchases of shares of Class A common stock either pursuant to the underwriters' over-allotment option or in the open market to cover short positions.

    - To close a naked short position, the underwriters must purchase shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

    - To close a covered short position, the underwriters must purchase shares of Class A common stock in the open market or must exercise the over-allotment option. In determining the source of shares of Class A common stock to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

- Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of Class A common stock. They may also cause the price of the shares of Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Affiliates of Credit Suisse Securities (USA) LLC are lenders under our term loan facility. A portion of the net proceeds from this offering are intended to be applied to repay the borrowings outstanding under our term loan facility. Accordingly, such affiliates will receive proceeds of this offering through the repayment of those borrowings. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

(ii) a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements

INDEX TO FINANCIAL STATEMENTS

CACTUS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Cactus, Inc. (the "Company" or "Cactus Inc.") is a newly formed Delaware corporation. Cactus Inc. is a holding company formed to own an interest in, and act as the sole managing member of, Cactus Wellhead, LLC (together with its subsidiaries, "Cactus LLC"). Cactus LLC manufactures, sells and rents wellheads and pressure control equipment. The following unaudited pro forma condensed consolidated financial statements of Cactus Inc. reflect the historical financial statements of Cactus LLC on a pro forma basis.

The pro forma adjustments give effect to:

(i) the $26.0 million cash distribution declared by the board of directors of Cactus LLC on January 21, 2018, which was paid to the existing owners of Cactus LLC on January 25, 2018 through borrowing under the revolving credit facility;

(ii) the corporate reorganization described in "Corporate Reorganization," elsewhere in this prospectus;

(iii) the Offering and the use of the net proceeds therefrom. For purposes of the unaudited pro forma condensed consolidated financial statements, the Offering is defined as the planned issuance and sale to the public of 21,428,571 million shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the Class A common stock are expected to be approximately $349.4 million, assuming an initial public offering price of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) (or approximately $402.5 million if the underwriters' option to purchase additional shares is exercised in full) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $25.6 million, in the aggregate;

(iv) the Tax Receivable Agreement described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," elsewhere in this prospectus;

(v) the issuance of 729,101 restricted equity awards, which will vest over one to three years, to certain officers and directors of Cactus Inc. in connection with the Offering. Based on a value of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), equity compensation up to $4.6 million per year would be recognized as compensation expense over the one to three year vesting term; and

(vi) in the case of the unaudited pro forma condensed consolidated statement of income data, a provision for corporate income taxes based on the federal statutory rate and state blended statutory rate of 37.0%, inclusive of all U.S. federal, state and local income taxes.

The unaudited pro forma condensed consolidated balance sheet is based on Cactus LLC's unaudited historical condensed consolidated balance sheet as of September 30, 2017 and gives effect to the pro forma adjustments summarized above as if they had occurred on September 30, 2017.

The unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2017 is based on Cactus LLC's unaudited historical condensed consolidated statement of income for the nine months ended September 30, 2017 and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2016 is based on Cactus LLC's audited historical consolidated statement of income for the year ended December 31, 2016, both giving effect to the pro forma adjustments summarized above as if they had occurred on January 1, 2016.

CACTUS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2017
(In thousands)

	Historical Cactus LLC	Pro Forma Adjustments		Pro Forma Cactus, Inc.
Assets				
Current Assets				
Cash and cash equivalents	$ 3,224	$ 349,375	(a)	$ 4,684
		2,102	(a)	
		(642)	(c)	
		(250,972)	(e)	
		(98,403)	(g)	
Accounts receivable—trade, net	74,132			74,132
Inventories	62,822			62,822
Prepaid expenses and other current assets	8,100	(2,102)	(a)	5,998
Total current assets	148,278	(642)		147,636
Property and equipment, net	89,484			89,484
Goodwill	7,824			7,824
Deferred tax asset	—	1,807	(f)	32,622
		30,815	(h)	
Other noncurrent assets, net	49			49
Total assets	$245,635	$ 31,980		$277,615
Liabilities and Equity				
Current liabilities				
Accounts payable—trade	$ 37,324	$		$ 37,324
Accrued expenses	9,991	857	(c)	8,405
		(2,443)	(e)	
Deferred revenue	752			752
Incentive compensation plan	2,113			2,113
Capital lease obligation, current portion	3,570			3,570
Current maturities of long-term debt	2,568	(2,568)	(e)	—
Total current liabilities	56,318	(4,154)		52,164
Tax receivable agreement liability	—	1,536	(f)	27,729
		26,193	(h)	
Capital lease obligation, net of current portion	6,444			6,444
Deferred tax liability, net	364			364
Long-term debt, net	241,641	26,000	(b)	26,000
		(642)	(c)	
		(240,999)	(e)	
Total liabilities	304,767	(192,066)		112,701
Equity (deficit)				
Members' (deficit) / Shareholders' equity	(59,132)	214	(a)	214
		(26,000)	(b)	
		(857)	(c)	
		189,354	(d)	
		(4,962)	(e)	
		(98,403)	(g)	
Additional paid-in capital	—	349,375	(a)	50,467
		(214)	(a)	
		(189,354)	(d)	
		(114,233)	(d)	
		271	(f)	
		4,622	(h)	
Total Cactus Inc. equity	(59,132)	109,813		50,681
Noncontrolling interest	—	114,233	(d)	114,233
Total equity (deficit)	(59,132)	224,046		164,914
Total liabilities and equity	$245,635	$ 31,980		$277,615

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CACTUS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the nine months ended September 30, 2017

(In thousands, except per share data)

	Historical Cactus LLC	Pro Forma Adjustments		Pro Forma Cactus Inc.
Revenues	$236,407	$		$236,407
Cost of revenues	155,748			155,748
Selling, general and administrative expense	20,533	3,065	(j)	23,598
Income from operations	60,126	(3,065)		57,061
Interest income	4			4
Interest expense	(15,455)	14,917	(e)	(1,427)
		(889)	(b)	
Income before income taxes	44,675	10,963		55,638
Income tax expense	942	5,890	(j)	6,832
Net income	43,733	5,073		48,806
Net income attributable to noncontrolling shareholder	—	34,841	(d)	34,841
Net income attributable to Cactus Inc.	$ 43,733	$(29,768)		$ 13,965
Earnings per share—basic				$ 0.64
—diluted				$ 0.49
Weighted average shares—basic				21,691
—diluted				75,181

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CACTUS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2016

(In thousands, except per share data)

	Historical Cactus LLC	Pro Forma Adjustments		Pro Forma Cactus Inc.
Revenues	$155,048	$		$155,048
Cost of revenues	125,226			125,226
Selling, general and administrative expense	19,207	4,586	(j)	23,793
Income from operations	10,615	(4,586)		6,029
Interest income	2			2
Interest expense	(20,235)	19,942	(e)	(1,479)
		(1,186)	(b)	
Other income (expense), net	2,251	(2,251)	(e)	—
(Loss) income before income taxes	(7,367)	11,919		4,552
Income tax expense	809	482	(j)	1,291
Net (loss) income	(8,176)	11,437		3,261
Net (loss) income attributable to noncontrolling shareholder	—	2,328	(d)	2,328
Net (loss) income attributable to Cactus Inc.	$ (8,176)	$ 9,109		$ 933
Earnings per share—basic				$ 0.04
—diluted				$ 0.03
Weighted average shares—basic				21,429
—diluted				75,021

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CACTUS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Preparation

The unaudited pro forma condensed consolidated balance sheet of Cactus, Inc. (the "Company" or "Cactus Inc.") as of September 30, 2017 is based on the Cactus Wellhead, LLC and subsidiaries ("Cactus LLC") unaudited historical condensed consolidated balance sheet as of September 30, 2017 and gives effect to the pro forma adjustments summarized below as if they had occurred on September 30, 2017.

The unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2017 is based on the Cactus LLC unaudited historical condensed consolidated statement of income for the nine months ended September 30, 2017, and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2016 is based on the Cactus LLC audited historical consolidated statement of income for the year ended December 31, 2016, both giving effect to pro forma adjustments summarized below as if they had occurred on January 1, 2016.

The unaudited pro forma condensed consolidated financial statements give effect to the following transactions:

(i) the $26.0 million cash distribution declared by the board of directors of Cactus LLC on January 21, 2018, which was paid to the existing owners of Cactus LLC on January ___, 2018 through borrowing under the revolving credit facility;

(ii) the corporate reorganization described in "Corporate Reorganization," elsewhere in this prospectus;

(iii) the Offering and the use of the net proceeds therefrom. For purposes of the unaudited pro forma condensed consolidated financial statements, the Offering is defined as the planned issuance and sale to the public of 21,428,571 shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the Class A common stock are expected to be approximately $349.4 million, assuming an initial public offering price of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) (or approximately $402.5 million if the underwriters' option to purchase additional shares is exercised in full) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $25.6 million, in the aggregate;

(iv) the Tax Receivable Agreement described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," elsewhere in the prospectus;

(v) the issuance of 729,101 restricted equity awards, which will vest over one to three years, to certain officers and directors of Cactus Inc. in connection with the Offering. Based on a value of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), equity compensation up to $4.6 million per year would be recognized as compensation expense over the one to three year vesting term; and

(vi) in the case of the unaudited pro forma condensed consolidated statement of income data, a provision for corporate income taxes based on the federal statutory rate and state blended statutory rate of 37.0%, inclusive of all U.S. federal, state and local income taxes.

CACTUS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Pro Forma Adjustments and Assumptions

    (a) Reflects the net proceeds to the Company of $349.4 million from the issuance and sale of 21,428,571 million shares of Class A common stock, par value $0.01 per share, in the Offering (not including the underwriters' option to purchase additional shares) at an assumed initial public offering price of $17.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $25.6 million, in the aggregate. Includes approximately $2.1 million of deferred costs associated with the Offering reclassified to cash associated with offering expenses reflected in net proceeds.

    (b) Reflects the $26.0 million cash distribution to the existing owners of Cactus LLC declared on January 21, 2018 that was paid on January   , 2018, and funded by borrowing under the revolving credit facility. Also reflects the additional interest expense that would have been recorded assuming this debt was outstanding since January 1, 2016. A 0.125% change in interest rates would impact interest expense by $0.02 million for the nine months ended September 30, 2017 and $0.03 million for the year ended December 31, 2016.

    (c) Represents the payment of principal on the term loan facility subsequent to the balance sheet date in December 2017 and the additional accrued interest through the date of this offering.

    (d) Reflects the pro forma adjustments to equity and to noncontrolling interest to give effect to the corporate reorganization described in "Corporate Reorganization" elsewhere in this prospectus. Adjustments are to record noncontrolling interest of $114.2 million related to the 71.4% interest in Cactus LLC owned by holders of units in Cactus LLC ("CW Units") other than Cactus Inc. and to eliminate $189.4 million of Cactus LLC members' deficit in consolidation.

    (e) Cactus LLC will use $251.0 million of the net proceeds of the Offering contributed to it to repay the long-term debt outstanding, including accrued interest, under its term loan facility. This pro forma adjustment reflects the repayment of the long-term debt outstanding under the Cactus LLC term loan facility and the reduction in the related interest expense. In connection with the repayment of this debt, a total of $5.0 million in debt issue costs and original issue discount costs is written off. Also reflects the removal of the $2.3 million gain on debt extinguishment that occurred in 2016 as the associated debt was repaid.

    (f) The repayment of long-term debt in adjustment (c) will result in an increase in the tax basis of the underlying assets of Cactus LLC. The tax benefits resulting from this increase in tax basis will be allocated to the members in Cactus LLC, including Cactus Inc.

        In connection with the Offering, Cactus Inc. will enter into the Tax Receivable Agreement ("TRA") with certain direct and indirect owners of Cactus LLC (each such person, a "TRA Holder") pursuant to which Cactus Inc. will pay to the TRA Holders 85% of the amount of net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after the Offering as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holders' CW Units in connection with the Offering or pursuant to the exercise of the redemption right or the call right set forth in the TRA (see adjustment (f)), (ii) certain increases in tax basis resulting from the repayment, in connection

2. Pro Forma Adjustments and Assumptions (Continued)

with the Offering, of borrowings outstanding under Cactus LLC's term loan facility (discussed above), and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the TRA. Cactus Inc. will retain the benefit of the remaining 15% of these cash savings.

The unaudited pro forma condensed consolidated balance sheet will reflect adjustments to recognize (i) a deferred tax asset related to the tax basis increases as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of CW Units from the TRA Holders in connection with the Offering and certain increases in tax basis resulting from the repayment in connection with the Offering of borrowings outstanding under Cactus LLC's term loan facility, and (ii) a liability, based on the Company's estimate of the aggregate amount that it would pay to the TRA Holders under the TRA (see adjustment (f)).

The amounts recorded are estimates based on the assumed repayment of debt and acquisition of CW Units from the offering proceeds set forth above. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of any redemptions of CW Units, the amount and timing of the taxable income Cactus Inc. generates in the future and the tax rate then applicable and the portion of Cactus Inc.'s payments under the TRA constituting imputed interest or depreciable or amortizable basis. Thus, it is likely that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding TRA payments as compared to the estimates set forth above.

The actual liability that will be reflected on the balance sheet of Cactus Inc. will be determined at the time of a redemption, and will be determined based on a number of factors, including the items described above. The estimates reflected herein are provided for illustrative purposes only.

(g) Cactus LLC will use $98.4 million of the net proceeds of the Offering contributed to it to redeem CW Units from the owners thereof.

(h) The redemption of the CW Units in adjustment (e) results in an increase in tax basis for Cactus Inc. Pursuant to the terms of the TRA, the tax benefit associated with the increase in tax basis is treated as described in adjustment (d).

No exchanges of CW Units are contemplated nor permitted for a period of 180 days subsequent to the Offering (unless a waiver of the lock-up provisions applicable to a TRA Holder is approved). Assuming the TRA were terminated immediately after the Offering, the estimated deferred tax asset, noncurrent tax receivable agreement liability and stockholders' equity would be approximately $342.8 million, $291.4 million and $51.4 million, respectively. (The estimated termination payment would be approximately $207.8 discounted at the one-year London Interbank offering rate, plus 150 basis points.)

(i) Reflects the issuance of 729,101 restricted equity awards, which will vest over one to three years, to certain officers and directors of Cactus Inc. in connection with the Offering. Based on a value of $17.50 per share (the midpoint of the price range set forth on the cover page of

2. Pro Forma Adjustments and Assumptions (Continued)

this prospectus), equity compensation up to $4.6 million per year would be recognized as compensation expense over the one to three year vesting term.

(j) Reflects, in the case of the unaudited pro forma condensed consolidated statement of income data, a provision for corporate income taxes based on the federal statutory rate and state statutory blended rate of 37.0%, inclusive of all U.S. federal, state and local income taxes. The income tax is based on a 28.6% ownership and pre-tax income allocation to Cactus Inc. using a combined federal and state statutory tax rate of 37.0% with the remaining 71.4% ownership and pre-tax income allocation to Cactus LLC at its tax rate as originally reported.

3. Pro Forma Earnings Per Share

The noncontrolling interest owners own shares of Class B common stock. These shares of Class B common stock are not considered participating securities because they do not participate in the earnings of Cactus Inc. The noncontolling interest owners have redemption rights which enable the noncontrolling interest owners to redeem CW Units (and corresponding shares of Class B common stock) for shares of Class A common stock on a one for one basis or, at Cactus Inc.'s or Cactus LLC's election, an equivalent amount of cash. The noncontrolling interest owners redemption rights cause the Class B common stock to be considered potentially dilutive shares for purposes of dilutive earnings per share calculations. Diluted earnings per share of Class A common stock also considers the impact to Class A common stock for the potential dilution from non-vested restricted equity awards.

3. Pro Forma Earnings Per Share (Continued)

The following table summarizes the pro forma basic and dilutive earnings per share calculations for the nine months ended September 30, 2017 and year ended December 31, 2016 (in thousands, except per share data):

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Numerator-Basic		
Net income	$48,806	$ 3,261
Less: Net income attributable to noncontrolling interest	34,841	2,328
Net income attributable to Cactus Inc.	$13,965	$ 933
Numerator-Diluted		
Net income attributable to Cactus Inc.	$13,965	$ 933
Add: Net income attributable to noncontrolling interest	22,647	1,513
Dilutive net income attributable to Cactus Inc.	$36,612	$ 2,446
Denominator		
Basic weighted average Class A common shares	21,691	21,429
Exchange of noncontrolling interest owners Class B common shares for Class A common shares	53,461	53,461
Restricted equity awards	29	131
Diluted weighted average Class A common shares	75,181	75,021
Earnings per Class A common share		
Basic	$ 0.64	$ 0.04
Diluted	$ 0.49	$ 0.03

CACTUS, INC.
BALANCE SHEET
September 30, 2017 (Unaudited)

Assets

Cash . . . . $—

    Total assets . . . . $—

Liabilities

    Total liabilities . . . . $—

Commitments and contingencies . . . .

Stockholder's equity

Common stock, par value $0.01 per share, 1 million shares authorized, none issued and
    outstanding . . . . —

    Total stockholder's equity . . . . —

    Total liabilities and stockholder's equity . . . . $—

The accompanying notes are an integral part of this unaudited balance sheet.

Cactus Wellhead, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

September 30, 2017 and December 31, 2016 (Unaudited)

(In thousands, except unit data)

	Supplemental Pro Forma September 30, 2017	September 30, 2017	December 31, 2016
	(Note 2)		
Assets			
Current assets			
Cash and cash equivalents	$ 3,224	$ 3,224	$ 8,688
Accounts receivable—trade, net	74,132	74,132	32,289
Inventories	62,822	62,822	37,900
Prepaid expenses and other current assets	8,100	8,100	3,713
Total current assets	148,278	148,278	82,590
Property and equipment, net	89,484	89,484	74,870
Goodwill	7,824	7,824	7,824
Other noncurrent assets	49	49	44
Total assets	$245,635	$245,635	$ 165,328
Liabilities and Members' Equity			
Current liabilities			
Accounts payable—trade	$ 37,324	$ 37,324	$ 14,002
Accrued expenses	9,991	9,991	5,406
Deferred revenue	752	752	565
Incentive compensation plan	2,113	2,113	459
Capital lease obligation, current portion	3,570	3,570	1,134
Current maturities of long-term debt	2,568	2,568	2,568
Total current liabilities	56,318	56,318	24,134
Capital lease obligation, net of current portion	6,444	6,444	2,065
Deferred tax liability, net	364	364	196
Long-term debt, net	267,641	241,641	242,254
Total liabilities	330,767	304,767	268,649
Commitments and contingencies			
Members' equity (deficit)			
Class A, 36,500 units and 36,500 units issued and outstanding	(76,801)	(50,801)	(80,985)
Class A-1, 520 units and 520 units issued and outstanding	578	578	148
Class B, 8,608 units and 8,608 units issued and outstanding	(8,890)	(8,890)	(22,009)
Accumulated other comprehensive loss	(19)	(19)	(475)
Total members' equity (deficit)	(85,132)	(59,132)	(103,321)
Total liabilities and members' equity (deficit)	$245,635	$245,635	$ 165,328

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries
Condensed Consolidated Statements of Income and Comprehensive Income
Nine Months Ended September 30, 2017 and 2016 (Unaudited)
(In thousands, except unit and per unit data)

	Nine Months Ended September 30,	
	2017	2016
Revenues		
Product revenue	$131,963	$ 51,810
Rental revenue	52,979	31,201
Field service and other revenue	51,465	22,490
Total revenues	236,407	105,501
Costs and expenses		
Cost of product revenue	86,564	42,799
Cost of rental revenue	28,173	25,938
Cost of field service and other revenue	41,011	18,703
Selling, general and administrative expense	20,533	13,608
Total costs and expenses	176,281	101,048
Income from operations	60,126	4,453
Other income (expense)		
Interest income	4	2
Interest expense	(15,455)	(15,271)
Other income, net	—	2,251
Total other expense, net	(15,451)	(13,018)
Income (loss) before income taxes	44,675	(8,565)
Income tax expense	942	957
Net income (loss)	$ 43,733	$ (9,522)
Earnings (loss) per Class A Unit—basic and diluted	$ 826.96	$(260.88)
Dividends per Class A Unit	$ —	$ 56.22
Weighted average Class A Units outstanding—basic and diluted	36,500	36,500
Pro forma information		
Net income	$ 43,733	
Pro forma income tax expense	15,588	
Pro forma net income	$ 28,145	
Pro forma net income per Class A Unit—basic and diluted	$ 399.89	
Weighted average pro forma Class A Units outstanding—basic and diluted	36,500	
Other comprehensive income (loss)		
Net income (loss)	$ 43,733	$ (9,522)
Foreign currency translation	456	29
Total comprehensive income (loss)	$ 44,189	$ (9,493)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

1. Organization and Nature of Operations

Cactus Wellhead, LLC ("Cactus") is a Delaware limited liability company and was formed on July 11, 2011. Cactus is primarily engaged in the design, manufacture and sale of wellheads and pressure control equipment. In addition, Cactus maintains a fleet of frac trees and ancillary equipment for short-term rental, offers repair and refurbishment services and provides service crews to assist in the installation of pressure control systems at the wellhead. Cactus operates through 13 U.S. service centers principally located in Texas, Oklahoma, New Mexico, Louisiana, Pennsylvania, North Dakota, Wyoming, Colorado, and one service center in Australia, with its corporate headquarters located in Houston, Texas.

Cactus has a U.S. manufacturing facility in Bossier City, Louisiana, that Cactus acquired in September 2011. Effective August 14, 2013, Cactus formed Cactus Wellhead (Suzhou) Pressure Control Co., Ltd. ("Suzhou"), a Chinese limited company, as a production facility that provides products to Cactus affiliates in the United States and Australia. Effective July 1, 2014, Cactus formed Cactus Wellhead Australia Pty, Ltd ("CWA"), an Australian limited company, to service the Australian market.

2. General

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying condensed consolidated financial statements include the accounts of Cactus and its wholly owned subsidiaries, CWA and Suzhou (collectively referred to as "Cactus LLC" or the "Company"). All significant intercompany transactions and balances have been eliminated upon consolidation.

These interim financial statements have not been audited. In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of the financial statements have been included. As these are interim financial statements, they do not include all disclosures required for financial statements prepared in conformity with GAAP. Interim period results are not necessarily indicative of results of operations or cash flows for a full year.

The accompanying condensed consolidated financial statements and these notes should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2016 included elsewhere in this prospectus.

Supplemental Pro Forma Information

The supplemental pro forma balance sheet as of September 30, 2017 gives pro forma effect to the planned cash distribution of $26.0 million to the members of Cactus as though it had been declared and was payable as of that date. The cash distribution is associated with tax liabilities that arise from the members' investment in Cactus.

(In thousands, except unit and per unit data, or as otherwise indicated)

10. Earnings Per Unit (Continued)

Unit is calculated based on the weighted-average number of the Class A Units outstanding during the periods presented. The following is a summary of earnings per Unit:

	Nine Months Ended September 30,	
	2017	2016
Numerator:		
Net income (loss)	$ 43,733	$ (9,522)
Participating securities:		
Dividends	—	—
Income allocation	(13,549)	—
Net income (loss) available to Class A Units	$ 30,184	$ (9,522)
Denominator:		
Weighted average Class A Units-basic and diluted	36,500	36,500
Net income (loss) available to Class A Units	$ 826.96	$(260.88)

Losses were not allocated to the participating Units in the nine months ended September 30, 2016 as the participating securities are not contractually obligated to fund losses.

Unaudited Pro Forma Income Taxes

The accompanying condensed consolidated financial statements have been prepared in anticipation of a proposed initial public offering (the "Offering") of the common stock of Cactus, Inc. ("Cactus Inc."). In connection with the Offering, Cactus LLC will become a subsidiary of Cactus Inc. After the Offering, Cactus Inc.'s share of Cactus LLC's operations will be included in the U.S. federal income tax return of Cactus Inc. Accordingly, a pro forma income tax expense has been computed for the nine months ended September 30, 2017. Cactus LLC has computed the pro forma income tax using a statutory rate of 37%, inclusive of all applicable U.S. federal, state and foreign taxes on Cactus LLC's pretax results. This pro forma income tax is reflected in the accompanying consolidated statements of income and comprehensive income.

Unaudited Pro Forma Earnings Per Unit

Cactus LLC has presented pro forma earnings per Unit for the most recent period. Pro forma basic and diluted earnings per unit was computed by dividing pro forma net income attributable to Cactus LLC by the number of Class A Units outstanding for the nine months ended September 30, 2017.

11. Subsequent Events

Cactus LLC has evaluated all events subsequent to the consolidated balance sheet date through the date the condensed consolidated financial statements were available to be issued, which was November 21, 2017, and has determined there are no events that require disclosure.

Cactus Wellhead, LLC and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

Years Ended December 31, 2016 and 2015

(In thousands, except unit and per unit data)

	2016	2015
Revenues		
Product revenue	$ 77,739	$110,917
Rental revenue	44,372	65,431
Field service and other revenue	32,937	45,047
Total revenue	155,048	221,395
Costs and expenses		
Cost of product revenue	62,766	84,604
Cost of rental revenue	33,990	39,251
Cost of field service and other revenue	28,470	33,200
Selling, general and administrative expense	19,207	22,135
Total costs and expenses	144,433	179,190
Income from operations	10,615	42,205
Other income (expense)		
Interest income	2	11
Interest expense	(20,235)	(21,848)
Other income, net	2,251	1,640
Total other expense, net	(17,982)	(20,197)
(Loss) income before income taxes	(7,367)	22,008
Income tax expense	809	784
Net (loss) income	$ (8,176)	$ 21,224
(Loss) earnings per Class A Unit—basic and diluted	$(224.00)	$ 306.88
Weighted average Class A Units—basic and diluted	36,500	36,500
Pro Forma Information (unaudited)		
Net (loss)	$ (8,176)	
Pro forma income tax benefit	(1,917)	
Pro forma net (loss)	$ (6,259)	
Pro forma net (loss) per Class A Unit—basic and diluted	$(171.48)	
Weighted average pro forma Class A Units outstanding—basic and diluted	36,500	
Other comprehensive (loss) income		
Net (loss) income	$ (8,176)	$ 21,224
Foreign currency translation	(284)	(215)
Total comprehensive (loss) income	$ (8,460)	$ 21,009

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except unit and per unit data)

11. Earnings (loss) Per Unit (Continued)

(losses) per Unit is calculated based on the weighted-average number of the Class A Units outstanding during the periods presented. The following is a summary of earnings per Unit:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Numerator:		
Net (loss) income	$ (8,176)	$21,224
Participating securities:		
Dividends	—	(3,303)
Income allocation	—	(6,720)
Net (loss) income available to Class A Units	$ (8,176)	$11,201
Denominator:		
Weighted average Class A Units—basic and diluted	36,500	36,500
Net (loss) earnings per Class A Unit—basic and diluted	$(224.00)	$306.88

Losses were not allocated to the participating Units in 2016 as the participating securities are not contractually obligated to fund losses.

Unaudited Pro Forma Income Taxes

These financial statements have been prepared in anticipation of a proposed initial public offering (the "Offering") of the common stock of Cactus, Inc. ("CWI"). In connection with the Offering, Cactus LLC will become a subsidiary of CWI. After the Offering, CWI's share of Cactus LLC's operations will be included in the U.S. federal income tax return of CWI. Accordingly, a pro forma income tax benefit has been computed for the year ended December 31, 2016. Cactus LLC has computed the pro forma income tax benefit using an estimated effective rate of 37%, inclusive of all applicable U.S. federal, state and foreign taxes on Cactus LLC's pretax loss. This pro forma tax benefit is reflected on the Consolidated Statement of Income and Comprehensive Income.

Unaudited Pro Forma Earnings Per Unit

Cactus LLC has presented pro forma earnings per Unit for the most recent period. Pro forma basic and diluted earnings per unit was computed by dividing pro forma net income attributable to Cactus LLC by the number of Class A Units outstanding for the year ended December 31, 2016.

12. Revision of Previously Issued Financial Statements

Management identified an error in the statement of cash flows in the previously issued 2016 consolidated financial statements. Management has evaluated the error and determined the error is not material to the 2016 financial statements. We have revised our 2016 consolidated financial statements to correct the statement of cash flows for an understatement of property and equipment expenditures

21,428,571 Shares



Cactus, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

, 2018

Citigroup

Credit Suisse

Simmons & Company International
Energy Specialists of Piper Jaffray

Through and including   , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$ 58,293
FINRA filing fee	70,732
NYSE listing fee	125,000
Accounting fees and expenses	1,000,000
Legal fees and expenses	2,500,000
Printing and engraving expenses	500,000
Transfer agent and registrar fees	75,000
Miscellaneous	670,975
Total	$5,000,000

_____

*   To be provided by amendment.

Item 14.   Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (*i.e.*, actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability:

- for any breach of the director's duty of loyalty to our company or our shareholders;

- for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

- under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

- for any transaction from which the director derived an improper personal benefit.